     As filed with the Securities and Exchange Commission on August 9, 2001

                          Registration No. 333-47056.


                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                               AMENDMENT NO. 5 TO

                                    FORM S-2
        REGISTRATION STATEMENT UNDER THE SECURITIES EXCHANGE ACT OF 1933

                            UNIVERSITY BANCORP, INC.
             (Exact name of registrant as specified in its charter)
                                    Delaware
                                    --------
                 (State or other jurisdiction of incorporation)
                                   38-2929531
                                   ----------
                      (I.R.S. Employer Identification No.)
                   959 Maiden Lane, Ann Arbor, Michigan 48105
                   ------------------------------------------
                                 (734) 741-5858
                                 --------------
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

           Stephen Lange Ranzini, President, University Bancorp, Inc.
           ----------------------------------------------------------
                   959 Maiden Lane, Ann Arbor, Michigan 48105
                   ------------------------------------------
                                 (734) 741-5858
                                 --------------
                 Copies to: Leamon R. Sowell, Lewis & Munday PC
                 ----------------------------------------------
   1300 First National Building, 660 Woodward Avenue, Detroit, Michigan 48226
   --------------------------------------------------------------------------
                                 (313) 961-2550
                                 --------------
               (Address, including zip code, and telephone number,
                   including area code, of agent for service)

Approximate date of commencement of proposed sale to the public is: As soon as
practicable after this registration statement becomes effective     ----------
---------------------------------------------------------------

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [ ]

If the registrant elects to deliver its latest annual report to security holders, or a complete and legal facsimile thereof, pursuant to Item 11 (a)(1) of this form, check the following box. [ ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         Calculation of Registration Fee

--------------------------------------------------------------------------------------------------------------------------
                                                                                        Proposed
                                                                   Proposed             Maximum
                                                               maximum offering        Aggregate           Amount of
     Title of each class of              Amount to be               price               Offering          Registration
   securities to be registered            registered               per unit              Price                Fee(1)
--------------------------------------------------------------------------------------------------------------------------
Common Stock,                          2,092,801 shares             $ 1.00                $ 2,092,801               $ 582
$0.01 par value
--------------------------------------------------------------------------------------------------------------------------
Rights                                 2,092,801 rights             $ 0.00                $         0               $   0
--------------------------------------------------------------------------------------------------------------------------

(1) Previously Registered 1,525,000 shares and paid a fee of $424 on September 29, 2000, and previously Registered 567,801 shares and paid a fee of $158 on July 20, 2001.

The registrant hereby amends this registration statement on the date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on the date as the Commission, acting pursuant to said section 8(a), may determine.

                                   PROSPECTUS
                                2,092,801 Shares
                            UNIVERSITY BANCORP, INC.
                                  Common Stock

         University Bancorp's common stock is listed on the NASDAQ Small-Cap market under the symbol "UNIB". University Bancorp owns University Bank, a full service community bank serving Ann Arbor, Michigan and the surrounding area.

         Rights to purchase common stock are being offered to University Bancorp shareholders as of August 30, 2001. Each shareholder will receive one right for each share of common stock held on August 30, 2001. Each subscription right represents the right to purchase one share of common stock. The exercise price per share will be $1. The rights are transferable and any holder of the rights will be entitled to purchase shares. Shareholders may sell their right to purchase the shares to anyone else.

         Holders of less than 100 shares of common stock will also receive a non-transferable "Step-Up Privilege" entitling each shareholder, along with the rights they receive, to purchase up to 100 shares of common stock for $1 per share. To illustrate, a shareholder owning 60 shares will receive 60 rights that would enable the purchase of 60 shares at $1 per share and will receive a Step-Up Privilege to purchase an additional 40 shares for $1 per share. In addition, subject to availability, shareholders may purchase additional shares not purchased by other shareholders through the "Over-Subscription Privilege".

         The subscription offer will expire at 5:00 p.m., New York time, on Wednesday, October 31, 2001. Interest will be paid on amounts tendered for subscriptions and over-subscriptions from the time these amounts are received by the subscription agent through Wednesday, October 31, 2001 at 4.00%. Interest will be paid to Tuesday, October 30, 2001.

         As of August 8, 2001, the trading price for University Bancorp's common stock was $2.00 per share. The majority shareholders of University Bancorp (the Ranzini Group) intend to exercise rights to purchase approximately $1,500,000 of common stock available from this offering.

         THE SHARES OF COMMON STOCK OFFERED THROUGH THIS PROSPECTUS ARE NOT AN OBLIGATION OF A BANK, ARE NOT DEPOSITS OR SAVINGS ACCOUNTS OR SAVINGS DEPOSITS AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY. NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED ON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. UNIVERSITY BANCORP HAS NOT HIRED AN UNDERWRITER OR BROKER DEALER TO CONDUCT THIS OFFERING. INVESTING IN COMMON STOCK INVOLVES RISKS. (SEE "RISK FACTORS" ON PAGE 8)

                                                    Subscription Price                  Proceeds, before expenses
                                                    ------------------                  -------------------------
Per Share of Common Stock                             $     1.00                              $     1.00
  Total                                               $2,092,801 (1)                          $2,092,801 (1)

(1) If the entire amount is not sold upon exercise of the Basic Subscription Privilege or pursuant to the Step-Up Privilege or pursuant to the Over-Subscription Privilege, the Total Subscription Price and Total Proceeds to would be correspondingly less than the amounts shown.


The date of this Prospectus is August 14, 2001.

                                TABLE OF CONTENTS

                                                                                        Page
                                                                                        ----

                  PROSPECTUS SUMMARY                                                     4

                  RISK FACTORS                                                           8

                  USE OF PROCEEDS                                                       11

                  DIVIDEND POLICY                                                       11

                  MARKET FOR COMMON STOCK                                               12

                  CAPITALIZATION                                                        13

                  DILUTION                                                              14

                  BUSINESS                                                              15

                  SELECTED FINANCIAL DATA                                               25

                  MANAGEMENT'S DISCUSSION AND ANALYSIS
                    OF FINANCIAL CONDITION AND RESULTS
                    OF OPERATIONS                                                       26

                  RECENT EVENTS                                                         44

                  PRINCIPAL SHAREHOLDERS                                                55

                  MANAGEMENT                                                            58

                  CERTAIN RELATED TRANSACTIONS                                          61

                  SUPERVISION AND REGULATION                                            62

                  DESCRIPTION OF CAPITAL STOCK                                          71

                  PLAN OF DISTRIBUTION                                                  74

                  LEGAL PROCEEDINGS                                                     79

                  LEGAL MATTERS                                                         79

                  EXPERTS                                                               80

                  FORWARD LOOKING STATEMENTS                                            80

                  AVAILABLE INFORMATION                                                 80

                  INCORPORATION OF CERTAIN DOCUMENTS BY
                    REFERENCE                                                           81

                               PROSPECTUS SUMMARY

         Shareholders should read this prospectus with the December 31, 2000 Form 10-K, the March 31, 2001 Form 10-Q, and the April 30, 2001 Proxy Statement. Except as otherwise specified, financial information and other references to University Bancorp include University Bank in this prospectus.


                               University Bancorp

         University Bancorp owns University Bank, a full service community bank serving Ann Arbor, Michigan and the surrounding area, which also specializes in mortgage loan servicing. University Bank operates from its main office in Ann Arbor. In addition, the bank's mortgage subsidiary, Midwest Loan Services, has its main office in Houghton, Michigan. University Bancorp had consolidated net losses from continuing operations of $914,647, $723,725, and $801,291 in 2000, 1999, and 1998 respectively. This along with the impact of discontinued operations has resulted in an accumulated deficit of $1,846,627 and $931,980 at December 31, 2000 and 1999, respectively. For the three months ended March 31, 2001, University Bancorp realized a profit of $25,900 which reduced accumulated deficit to $1,831,500. At March 31, 2001, University Bancorp had consolidated total assets of $47.1 million, deposits of $42.4 million and shareholders' equity of $2.4 million. A primary reason for this stock rights offering is to raise sufficient capital to avoid losing the public listing with NASDAQ and to raise capital by selling shares in a way that doesn't discriminate against non-management shareholders.


                              Products and Services

         University Bank is a full service bank offering a wide range of commercial and personal banking, investment and insurance services. Our services include checking and savings accounts, certificates of deposit, money orders, commercial, mortgage and consumer loans, credit cards, investment services and insurance services. Midwest Loan Services specializes in servicing mortgage loans for other financial institutions.


                                   Market Area

         The market area in which University Bancorp operates its community bank includes the cities of Ann Arbor and Ypsilanti and the surrounding area in Washtenaw County, Michigan. This area includes several growing communities and has a stable and diverse economic base. Ann Arbor has a population of approximately 109,000, Ypsilanti has a population of approximately 23,000 and Washtenaw County has a population of approximately 300,000. The largest employer in Ann Arbor is the University of Michigan, and other major employers include the automotive supply, book publishing and distribution and pharmaceutical industries, and state and local units of government. Midwest Loan Services provides loan subservicing to financial institutions nationwide.

                                   Management

         University Bancorp's Board of Directors and management team represent a wide range of business, community, banking and investment knowledge and experience. Most of our management team has over 10 years of banking experience and has demonstrated a successful track record in attracting and retaining new customer relationships while working for substantially larger organizations. Most of our key management have significant equity or pay incentives tied to performance of the business unit they manage on a daily basis.


                                    Strategy

         Personal service, designed to distinguish University Bank from the large national banks (who are the Bank's primary competitors) and emphasize the L.O.C.A.L. nature of the Bank. University Bank offers:

         * Local Decision-Making
         * Our Customers Receive Personal Service and Attention
         * Competitive Pricing
         * All Financial Services Products Available
         * Low Fees

         University Bank solicits retail customers and competes for deposits by offering customers personal attention, professional service, fair interest rates and low fees. University Bank's experienced staff provides a superior level of personalized service, which enables us to generate competitively priced loans and deposits, and to cross-sell other quality financial services such as investments and insurance. Investments are offered through an affiliation with a brokerage firm called Equitas America, LLC and insurance products are offered as an independent agent for insurance companies.

         University Bank utilizes its own computers using software licensed from reliable vendors to provide cost effective services to our customers. Where the Bank does not have the ability to provide cost effective services in-house, it has entered into agreements with third-party service providers to provide products and services using our brand name on the products. Examples of these products are ATMs and credit cards. Sometimes, the Bank sells products to its customers using the brand name of a third-party service provider, when the Bank cannot sell its own product by law. Examples of these products are mutual funds, annuities, and insurance products.


                            About University Bancorp

         University Bancorp incorporated in Delaware and owns University Bank. University Bank was organized as a Michigan Bank in 1908, and sold most of its operations in northern Michigan in December 1994. In February 1996, University Bank opened for business in Ann Arbor, Michigan, which is now the main office. In addition, University Bank's mortgage subsidiary, Midwest Loan Services has its main office in Houghton, Michigan. Deposit accounts held at University Bank are insured by the Federal Deposit Insurance Corporation to the extent permitted by law. University Bancorp's main office is located at 959 Maiden Lane, Ann Arbor, Michigan 48105. University Bancorp's telephone number is (734) 741-5858.

                                  THE OFFERING

Rights offered:   2,092,801 rights to purchase up to 2,092,801 shares of common stock. (See "Description of Capital Stock").

Offering price:   $1.00 per share of common stock.

Common stock to be outstanding after this Offering: 4,185,602 (assuming all 2,092,801 shares are sold). If all rights are not exercised, we may sell fewer than 2,092,801 shares in this offering.

How University Bancorp plans to use the proceeds: To replace $1,247,000 of preferred stock outstanding with common stock, to replace $212,904 of equity conversion notes outstanding with common stock and to provide $532,897 of working capital for general operating purposes net of the expenses of the offering. (See "Use of Proceeds").

Plan of distribution: University Bancorp is offering the rights to purchase shares of common stock at a price of $1.00 per share to shareholders of record on the August 30, 2001, record date. Shareholders will receive rights enabling them to purchase one share of common stock for each share owned as of the record date. No fractional shares may be purchased. For example, a shareholder who owned 100 shares on the record date would be able to purchase up to 100 shares.

         University Bancorp is providing a special benefit to its small shareholders through the Step-Up Privilege. Holders of less than 100 shares of common stock will receive rights as indicated above plus a non-transferable Step-up Privilege entitling each such shareholder to purchase 100 shares of common stock through a combination of the rights and the Step-Up Privilege. For example, a shareholder who owned 25 shares on the record date would receive 25 rights enabling the purchase of 25 shares for $1 per share plus a Step-Up Privilege enabling the purchase of 75 shares for $1 a share. To the extent our shareholders do not choose to purchase some or all of the shares they are entitled to purchase, these shares will be offered to the other shareholders who share in the initial phase of the offering. To subscribe, you must complete and return to us the subscription agreement together with payment of $1.00 for each share to be purchased.

NASDAQ Small-Cap Symbol:  UNIB

For additional details about the offering and how to participate in the offering, please see pages 74 to 78, which contain additional information about:


         -   Plan of Distribution
         -   Payment of Interest on Subscriptions and Over-subscriptions
         -   Rights to be Issued
         -   Basic and Step-Up Privileges

         -   Over-Subscription Privilege

         -   Exercise and Payment

         -   Federal Income Tax Consequences of the Subscription Offer

         -   Restrictions on Certain Holders of Common Stock:
                   -   Residents of Florida
                   -   Residents of Texas

                            SUMMARY OF FINANCIAL DATA

         The following selected consolidated financial and other data are derived from our financial statements and should be read with the consolidated financial statements the related notes, and Management's Discussion and Analysis of Financial Condition and Results of Operations. The consolidated balance sheets as of March 31, 2001 and December 31, 2000 and the consolidated statements of income for the year ended December 31, 2000 and the three months ended March 31, 2001 are incorporated by reference in this prospectus.

       (Dollars in Thousands, Except Share and Per Share Data)

                                                                   At/For Three                At/For the
                                                                   Months Ended                Year Ended
                                                                     March 31,                December 31,
                                                                        2001                      2000
Financial Condition:
     Total assets                                                  $    47,148                $    47,671
     Loans held for portfolio, net (1)                                  34,346                     35,644
     Loans held for sale                                                   875                        268
     Securities                                                          2,036                      1,945
     Deposits                                                           42,398                     38,179
     Shareholders' equity                                                2,361                      2,042

Share Information:
     Basic income (loss) per common share                          $      0.01                $     (0.45)
     Book value per common share                                   $      0.66                $      0.65
     Weighted average shares outstanding                             2,027,801                  2,026,735
     Shares outstanding at end of period                             2,027,801                  2,027,801

Operations:
     Interest income                                               $       944                $     3,315
     Interest expense                                                      553                      2,074
     Net interest income                                                   391                      1,241
     Provision for loan losses(1)                                           23                        111
     Net interest income after provision
       for loan losses                                                     368                      1,130
     Total noninterest income                                            1,137                      2,650
     Total noninterest expense                                           1,480                      4,695
     Net income (loss)                                                      26                       (915)

(1) Management has established an allowance for loan losses based on past loan loss experience, known and inherent risks in its loan portfolio, economic conditions and other factors.

                                  RISK FACTORS

         This offering involves a high degree of risk. You should carefully consider the risks and uncertainties described below and the other information in this prospectus before deciding whether to invest in shares of our common stock. If any of the following risks actually occur, our business, financial condition and results of operations could be materially adversely affected. This could cause the trading price of our common stock to decline, and you may lose all or part of your investment.

         Described below, are the material risks of investing in University Bancorp's common stock. You should carefully consider these prior to purchasing any shares.

IF WE ARE DELISTED FROM THE NASDAQ SMALL-CAP MARKET THE MARKETABILITY OF YOUR SHARES COULD DECREASE

         NASDAQ has informed management that the Company's common stock would be de-listed from the NASDAQ Small Cap Market if the market value of shares held by non-insiders of the Company falls below $1,000,000. As of July 20, 2001, 598,038 shares of University Bancorp common stock were owned by non-insiders of the Company. A floor bid price of $1.67 per share is needed to meet the public float requirement of $1,000,000. As of July 19, 2001, the current bid price was $2.00 per share of common stock. Management anticipates that sufficient rights will be subscribed to by non-insiders from this offering to correct this problem. If the Company's common stock is de-listed from NASDAQ, the shares will be less marketable in the future and there will be a smaller potential pool of investors for the stock. This would significantly limit the ability of shareholders deciding to sell their shares to do so. If the Company is de-listed, the management of University Bancorp intends to list its common stock on the NASDAQ Bulletin Board.

YOU MAY NOT BE ABLE TO SELL YOUR SHARES UPON DEMAND

     Although the Company's common stock is currently listed for trading on the NASDAQ Small-Cap Market, the trading market for University Bancorp historically has been less active than the average trading market for companies listed on the exchange. In addition, the share price of University Bancorp has been volatile as it has ranged from $0.25 to $3.50 in the past 12 months. Factors such as the limited number of shares outstanding, the lack of earnings history and the absence of a reasonable expectation of dividends within the near future mean that there might not be an active and liquid market for the Company's common stock. Even if an active market develops, there can be no assurance that a market will continue, or that shareholders will be able to sell their shares at or above the offering price. Purchasers of the Company's common stock should carefully consider the potentially illiquid and long-term nature of their investment in the shares being offered.

THE COMPANY'S STOCK IS CONTROLLED BY INSIDERS OF THE COMPANY, WHICH MAY NOT PROVIDE YOU WITH THE BEST POSSIBLE RETURN ON YOUR INVESTMENT

         A majority of the shares outstanding are held by insiders of the Company. The Ranzini Group (Mr. Joseph L. Ranzini, Mr. Stephen Lange Ranzini, Mrs. Mildred Ranzini, the various Ranzini Family Trusts) beneficially owns 1,377,863, or 66% of the issued and outstanding shares at July 20, 2001. These individuals are able to exert a significant measure of control over University Bancorp's affairs and policies. This control could be used, for example, to help prevent an acquisition of University Bancorp, precluding shareholders from possibly realizing any possible premium which may be offered for the common stock by a potential acquirer.

YOUR OWNERSHIP OF THE COMPANY MAY BE FURTHER DILUTED IF THE BANK REQUIRES ADDITIONAL CAPITAL

     Even if University Bancorp sells all 2,092,801 shares in this offering, there can be no assurance that the Bank will not need additional capital in the near future to support the Bank's growth to counter operating losses. Further, additional capital may be necessary if University Bancorp does not sell all 2,092,801 shares in this offering, or if University Bank is unprofitable, or if University Bank continues to expand operations. Funds necessary to meet the Bank's working capital needs and to finance this expansion might not be available. If additional equity securities are needed to finance future expansion, such sale could result in significant dilution to the interests of persons purchasing shares in this offering.

UNIVERSITY BANK HAS INCURRED SIGNIFICANT START-UP LOSSES AND MAY NEVER ACHIEVE PROFITABILITY

     University Bank's operations were relocated to Ann Arbor in 1996. University Bank has a history of losses and has incurred substantial operating losses. Shareholders are subject to the risks inherent in starting a new business. The Bank's profitability will depend primarily upon operations which might never become profitable. Management of the Bank believes that as the size of loan portfolio and retail deposits increase that the Bank should become profitable, but there is no assurance that expenses will not rise at a faster rate than expected as the Bank grows. There is no assurance that University Bank will grow to a size that will enable it to become profitable. University Bancorp had a consolidated net loss of $914,647 during 2000 and an accumulated deficit of $1,831,500 at March 31, 2001.

THE SMALL SIZE OF UNIVERSITY BANK LIMITS ITS ABILITY TO COMPETE WITH LARGER FINANCIAL INSTITUTIONS

     University Bank faces strong competition for deposits, loans and other financial services from numerous Michigan and out-of-state banks, thrifts, credit unions and other financial institutions. Some of the financial institutions with which University Bank competes with are not subject to the same degree of regulation as University Bank is. Many of these financial institutions aggressively compete for business in the Ann Arbor area. Most of the Bank's competitors have been in business for many years, have established customer bases, have numerous branches, have substantially higher lending limits, and offer certain services that we do not provide. The dominant competitors in the Ann Arbor area are Great Lakes Bank, National City Bank, Comerica Bank, Bank One, Key Bank and Republic Bank. There can be no assurance that University Bank will be able to compete effectively with these competitors unless it can continue to grow its operations.

THE OFFERING PRICE WAS SET ARBITRARILY AND MAY NOT REFLECT A MARKET VALUE

     The offering price of $1.00 per share for this offering was set by the Company's Board of Directors upon review of a number of key factors described below. The present or future value of the common stock could be more or less than $1.00. When determining the offering price, management considered the recent market price of the common stock, the impact of this offering on the price of the common stock and the Board of Director's desire that shareholders be permitted to buy additional shares at a price below the market price as of early July 2001. The market price of the Company's common stock following this offering may be greater or less than the offering price. If the market price is lower the than offering price following this offering, investors may incur a loss on their investment upon the sale of their investment.

                                 USE OF PROCEEDS

         Assuming all 2,092,801 shares of common stock are sold in this offering and that the expenses of this offering are $100,000, the Company will receive net proceeds of $1,992,801. Of the proceeds received, $1,247,000 will be used to replace preferred stock outstanding with common stock, $212,904 will be used to retire equity conversion notes outstanding and $532,897 will provide working capital for the Company net of the expenses of the offering. The proceeds from the retirement of the equity conversion notes will be re-invested into the common stock from this offering. The Company has 1,247 shares of 6% cumulative, non-voting, convertible preferred stock outstanding as of July 20, 2001, with a liquidation value of $1,000 per share. 725 shares of preferred stock was issued on November 28, 2000 for the purpose of maintaining the $2,000,000 net worth requirement for continued listing on NASDAQ. Another 522 shares were issued in 2001 for purposes of bolstering capital levels at University Bank and to provide working capital to the company. The preferred stock is held by various members of the Ranzini family. Upon redemption of the 1,247 shares of preferred stock, the proceeds will be re-invested into the common stock from this offering. The Ranzini family has committed to invest a minimum of $1,500,000 in common stock from this offering.


                                 DIVIDEND POLICY

         The Company has not previously paid any cash dividends on its common stock, and does not intend to pay dividends in the near future. The Company expects that all earnings, if any, will be retained to finance growth and the growth of University Bank. If and when dividends are declared, the Company will be primarily dependent upon dividends paid by the Bank for funds to pay dividends on the common stock. It is also possible, but not anticipated, that the Company could pay dividends in the future generated from our investment income and other activities, if any, outside of the Bank.

     Under Michigan law, the Bank is restricted as to the maximum amount of dividends it may pay on its common stock. The Bank may not pay dividends except out of net profits after deducting its losses and bad debts. A Michigan state bank may not declare or pay a dividend unless the bank will have a surplus amounting to at least 20% of its capital after the payment of the dividend. If the Bank has a surplus less than the amount of its capital, it may not declare or pay any dividend until an amount equal to at least 10% of net profits for the preceding one-half year (in the case of quarterly or semi-annual dividends) or full-year (in the case of annual dividends) has been transferred to surplus. At March 31, 2001, the Bank's accumulated deficit was $1,734,039. The Company's ability and Bank's ability to pay dividends are also affected by various regulatory requirements and policies, including the requirement to maintain adequate capital above regulatory guidelines. (See "Supervision and Regulation") These requirements and policies may limit the Bank's ability to pay dividends for the Company's working capital needs, including funds for expansion, payment of dividends to shareholders and the payment of operating expenses.

                             MARKET FOR COMMON STOCK

     University Bancorp's common stock is traded on the NASDAQ Small-Cap Market under the symbol `UNIB'. The high and low closing prices for the Company's common stock (as quoted by NASDAQ) are listed below:

1998                                     High                 Low
----                                     ----                 ---
First Quarter                           $5 31/64           $2  2/3
Second Quarter                           5  1/8             2  3/8
Third Quarter                            4 19/32            3  1/16
Fourth Quarter                           3  7/16            1 31/32

1999
----
First Quarter                           $3  3/8            $2  1/8
Second Quarter                           4  3/16            2
Third Quarter                            3  1/2             2  9/16
Fourth Quarter                           2  3/4             1  1/4

2000                                     High                 Low
----                                     ----                 ---
First Quarter                           $2  5/8            $1  3/4
Second Quarter                           1  7/8             1
Third Quarter                            1 13/16            0  1/4
Fourth Quarter                           3  1/2                0  1/2

2001                                     High                 Low
----                                     ----                 ---
First Quarter                           $1  7/8            $1
Second Quarter                           2  3/4             1 3/4
Third Quarter (through July 19, 2001)    2.35               1.90

     These quotations represent inter-dealer prices, without retail markup, markdown or commission, and may not represent actual transactions. As of July 19, 2001, the Company had approximately 375 stockholders including approximately 240 beneficial owners of shares held by brokerage firms or other institutions. As of July 19, 2001, the bid price was $2.00 per share and the ask price was $2.50 per share of the Company's common stock.

     The Company had a three for two stock split of our common stock in February 1998. All per share and number of share amounts in this prospectus are adjusted to reflect the stock split. No cash dividends have been paid on common stock and the Company does not anticipate declaring or paying dividends in the near future. (See "Dividend Policy")

                                 CAPITALIZATION

         The following table sets forth University Bancorp's capitalization as of March 31, 2001, and as adjusted to reflect the sale of the shares of common stock from this offering (amounts in thousands):

                                                          March 31, 2001             March 31, 2001
                                                                  Actual                As Adjusted
Debt (1):
  Short-term Debt                                                      0                          0
  Long-term Debt (3)                                                 969                        756

Minority Interest                                                    314                        314

Stockholder's Equity:
  Preferred Stock, $.001 par value; $1,000
    liquidation value; 500,000 shares
    authorized; 1,025 issued(4)                                    1,025                          0
  Common stock, $.01 par value; 5,000,000
    shares authorized; 2,142,985 shares issued;
    4,235,786 as adjusted if 2,092,801
    shares are sold (2)                                            3,839                      5,832
  Treasury Stock, at cost (115,184 shares)                         (341)                      (341)
  Net unrealized gain (loss) on securities
    available-for-sale, net of tax                                 (331)                      (331)
  Accumulated deficit                                            (1,831)                    (1,831)

    Total Stockholders' Equity                                     2,361                      3,329

      Total Capitalization                                         3,644                      4,399

(1) See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity"; "Interest Rate Sensitivity"; and Notes 15 & 16 to the consolidated financial statements for additional information regarding short and long-term debt.

(2) Adjusted to reflect the estimated proceeds if 2,092,801 shares are sold. (See "Use of Proceeds"). This amount does not include 30,000 shares that can be issued under University Bancorp's Directors Stock Options or 134,909 shares that can be issued under the 1995 Stock Plan. (See Note 9 to the Notes to consolidated financial statements for additional information regarding stock options)

(3) For the quarter ended March 31, 2001, the Company issued $212,904 of equity conversion notes to various members of the Ranzini family. The Company plans to redeem these notes with the proceeds re-invested into the common stock from this offering.

(4) On November 28, 2000, the Company issued $725,000 of cumulative, non-voting, convertible preferred stock. On March 30, 2001, the Company issued an additional $300,000 of cumulative, non-voting, convertible preferred stock. The Company plans to redeem this preferred stock with the proceeds re-invested into the common stock from this offering.

         The information set forth above should be read in conjunction with the consolidated financial statements incorporated by reference in this prospectus.

                                    DILUTION

The share offering is dilutive to shareholders who exercise their right to buy additional shares of common stock because the Company are offering to sell shares at $1.00 per share, and the book value per share of our common stock as of March 31, 2001 was $0.66 per share.

Net Tangible Book Value. The net tangible book value (total assets minus total liabilities) of the Company as of March 31, 2001, was $1,335,820 or $0.66 per shares of common stock outstanding on such date.

If 2,092,801 Shares are Sold. Assuming the sale of 2,092,801 of the shares of common stock offered hereby (at the public offering price of $1.00 per share) and the application of the net proceeds there from (after deducting the estimated offering expenses of $100,000), the pro-forma net tangible book value of the company as of March 31, 2001, would have been $3,328,621 or $0.81 per share of common stock outstanding on such date. This represents an immediate increase in pro forma net tangible book value per share of $0.15 as compared to the net tangible book value per share for all shares outstanding prior to this offering.

The following table illustrates the per share dilution:

                                                                                         If 2,092,801
                                                                                      Shares are sold

         Offering price per share:                                                              $1.00
                                                                                                =====


         Net tangible book value per share
           before the offering
           as of March 31, 2001:                                                                $0.66
         Increase per common share attributable to
           the new shares:                                                                      $0.15
                                                                                                -----

         Pro-forma net tangible book value per
           common share after the offering                                                      $0.81
                                                                                                =====

         Dilution per share to shareholders
           purchasing shares                                                                    $0.19
                                                                                                =====

(1) Excludes the 164,909 shares of common stock which may be issued upon the exercise of stock options outstanding as of March 31, 2001, which have exercise prices ranging from $1.75-$3.00. Also excludes shares of common stock that could be contributed to the Employee's Stock Ownership Plan in any future period.

                                    BUSINESS

General

         University Bancorp, Inc. The Company is a Delaware corporation which operates as a bank holding company for its wholly-owned subsidiary, University Bank. The Company changed its name to `University Bancorp, Inc.' from `Newberry Bancorp, Inc.' in 1996, in order to better identify with the Bank.

         University Bank. The Bank is a state chartered community bank. The Bank was chartered by the state of Michigan in 1908 and began business in 1890. In 1994, we sold the bank's offices in Newberry, Michigan and Sault Ste. Marie, Michigan. As part of a non-compete agreement with the purchaser of the bank's offices, we relocated the Bank's main office to the former offices of its mortgage operation in Sault Ste. Marie, Michigan. In 1995, the Bank changed its name from `The Newberry State Bank' to `University Bank' to more closely identify with its current place of business, Ann Arbor, Michigan. Ann Arbor is a university town, home to the University of Michigan and is the largest city in Washtenaw County, just west of the Detroit Metropolitan Statistical Area. The Bank's primary market area is defined as the City of Ann Arbor and surrounding areas in greater Washtenaw County.

         Midwest Loan Services. In 1995, University Bank acquired 80% of the common stock of Midwest Loan Services. Midwest specializes in the servicing and subservicing of mortgage loans for various credit unions, financial institutions and mortgage brokers. Most of their servicing and subservicing portfolio is comprised of residential mortgage loans sold to Fannie Mae, Freddie Mac and other private residential mortgage conduits.

         Varsity Funding. In 1995, University Bank established a mortgage-banking subsidiary, Varsity Funding, L.L.C. to specialize in the purchase and origination of impaired credit, or subprime quality, residential mortgages, for sale to non-U.S. government agency-backed mortgage conduits. In 1999, this subsidiary was sold to another financial institution and is no longer included with the current operations of the Bank.

         Varsity Mortgage. In 1996, University Bank established Varsity Mortgage, L.L.C. to purchase residential home loans which generally qualify for sale to secondary market investors under the underwriting criteria of the Federal Home Loan Mortgage Corporation and Federal National Mortgage Association from correspondents in Michigan and in adjacent states. In 1999, this subsidiary was sold to another financial institution and is no longer included with the current operations of the Bank.


         Michigan BIDCO. In 1993, Stephen Lange Ranzini and Joseph Louis Ranzini founded a BIDCO, which is a Business and Industrial Development Company, called Michigan BIDCO, Inc. The BIDCO is licensed by the Michigan Office of Financial and Insurance Services under the State of Michigan BIDCO program. Michigan BIDCO (formerly known as Northern Michigan BIDCO) invests in businesses in Michigan with the objective of fostering job growth and economic development. University Bancorp currently owns 31.53% of the BIDCO. The Bancorp holds 4.45% directly, and 27.08% is held by the Bank.

         Northern Michigan Foundation. In 1995, Michigan BIDCO donated $225,000 to capitalize Northern Michigan Foundation, and in 1996, donated an additional $75,000 to the Foundation. The Foundation is an IRS-approved 501c(3) non-profit which is an intermediary lender to rural small businesses under the U.S. Department of Agriculture's Intermediary Re-lending Program. The Foundation has the right to borrow a total of up to $2 million from the U.S. Rural Economic Community Development at 1% interest with a 30-year term because of a $300,000 donation received from Michigan BIDCO. Pursuant to a management services agreement with the BIDCO, the BIDCO and the Foundation share administrative staffs and offices, with the Foundation reimbursing the BIDCO for these management services.

         University Insurance & Investment Services. In 1996, University Bank established an insurance and investment sales agency. This subsidiary of the Bank, called "University Insurance & Investment Services, Inc." is based in the Bank's Ann Arbor office. The agency is licensed by the State of Michigan to sell insurance as agent for licensed insurance companies. The focus of the insurance agency is life and health care insurance brokerage, and mutual fund and annuity sales. In 1998, the agency acquired University Insurance Center, a fully-licensed commercial insurance agency. University Insurance Center, commenced business in 1999 and is a full service property and casualty insurance agency offering insurance for homes, autos, apartments and businesses.

Employees

         The Company employed 92 full-time equivalents as of June 30, 2001:

                  University Bank, Ann Arbor            25
                  Midwest Loan Services                 64
                  University Insurance & Investment      3

Properties

         The Bank purchased a building in Ann Arbor, Michigan for use as the Bank's main office. Currently 42% of the building is leased to the University of Michigan. The lease expires September 2001.

         The Bank leases a site which includes a registered historic building in Ann Arbor, at the corner of Washtenaw Avenue and Stadium Boulevard as a multiple ATM drive-through location, a BIDCO office and an off-site storage facility.

         The Bank leases an ATM location with an adjacent meeting room in Dexter, Michigan under a three year lease.

         The Bank leases an ATM location in downtown Ann Arbor, Michigan under a five year lease.

         The Bank owns a former loan office in Sault Ste. Marie and such space is leased to an unrelated third-party. Management has executed an agreement to sell this property.

         Midwest Loan Services leases an office in Houghton, Michigan under a year-to-year lease.

         The Company believes that the office facilities are adequate to support the anticipated level of future expansion of business.

Lines of Business

DEPOSIT PRODUCTS & SERVICES

              University Bank offers traditional retail savings products and services to its customers. These include demand deposit and NOW interest-bearing checking accounts, money market deposit accounts, regular savings accounts and term deposit certificates ranging in maturity from three to three hundred months. The Bank also offers self-directed retirement accounts, free access to 24-Hour ATM machines, telephone banking, VISA debit cards and Gold VISA accounts, a full internet banking package, including business cash management functions, and a bill payment function through the internet banking package. The Bank is also a member of MasterCard, but currently is not offering a MasterCard product. The Bank also offers Canadian dollar foreign exchange services. From time to time to raise liquidity, the Bank relies on brokers to sell CDs. At December 31, 2000, the Bank had approximately $13.0 million in CDs issued through brokers.

LENDING PRODUCTS

              University Bank offers a range of traditional lending products, including commercial small business loans, residential real estate mortgage loans, home equity loans, commercial real estate mortgage loans, consumer installment loans, and land development and construction loans.

Classifications of the loan portfolio as of December 31, 2000 are as follows:

                                                               Amount Outstanding(1)            % of Total
                                                               ---------------------            ----------
                  Commercial                                      $13,686,729                      37.8%
                  Construction                                      1,061,950                       2.9%
                  Real estate                                      15,525,725                      42.9%
                  Home equity                                       4,545,720                      12.5%
                  Consumer                                          1,293,920                       3.6%
                  Credit Card                                          92,500                       0.3%
                                                                 ------------               ------------
                    Gross Loans                                  $ 36,206,544                     100.0%
                                                                 ============               ============

(1) - Excludes loans held for sale.

              The Bank's loan portfolio is geographically concentrated in Ann Arbor and Washtenaw County, Michigan. The ability of loan customers to honor their debts is partially dependent on the local economy. The Ann Arbor area is primarily dependent on the education, healthcare, services, and manufacturing (automotive and other) industries.

              Commercial real estate loans have a loan to value ratio typically less than 80% at the time the loan is originated. In no cases is the loan to value ratio for commercial real estate loans greater than 85%. The primary risk of commercial loans is that the area's economy declines and rents decrease while vacancy increases, thereby decreasing the value of the building. If the guarantor suffers a financial reverse, the Bank is then exposed to a loss.

              Residential loans typically have a loan to value ratio less than 90% at the time the loan is originated, unless the borrower's financial position is very strong, in which case a loan to value ratio of up to 90% is considered. To meet the Bank's goals for first time homebuyers, the Bank has originated a portfolio of 97% loan to value residential loans totaling about $3 million, although real estate prices in Washtenaw County where these loans were originated have been rising at 10-12% per year for two years in a row, and most of these loans were originated in 1998 and 1999. Home equity secured residential loans have loan to value ratios of less than 90% at time of origination in the case of fixed rate fully-amortizing loans and 80% for home equity lines of credit. The primary risk of residential lending is that home prices drop (typically this occurs in a recession) and borrowers walk away from their home or file for bankruptcy. All of the Bank's construction loans, are secured by residential properties with a loan to value ratio of 80% or less. The Bank controls the risk of construction lending by performing inspections prior to disbursing interim construction funds to avoid cost overruns.

              The Bank makes very few unsecured loans, typically for borrowers who are multi-millionaires, but even in these cases, the Bank typically takes collateral out of an abundance of caution. Most of the Bank's credit card loans are secured by residential properties. Consumer loans are generally secured by vehicles (primarily cars or trucks). The primary risk of these loans is that the value of the car depreciates faster than the loan balance amortizes, and the borrower loses their job or has a severe medical problem in their family. In these circumstances, the collateral could be insufficient to repay the loan and the borrower files for bankruptcy. In addition, if the economy is soft, used vehicle prices tend to deteriorate creating additional risk of insufficient collateral in the event of a default.

              The Bank makes very few business loans that are not secured by real estate, but in those cases, a 50% ratio of inventory and other equipment at current market value, and 70% of current receivables, is used as the amount against which a term loan or line of credit is loaned. The primary risk of this type of lending is that if the business suffers a financial reverse, the collateral is easily dissipated by an unscrupulous borrower, causing the Bank a loss. For this reason, the Bank de-emphasizes this type of lending.

              Typically with respect to all personal and residential loans, a ratio of total debt payments to total income of all borrowers and guarantors less than 42% is required. With respect to commercial real estate and business loans, a ratio of income to all debt payments of greater than 1.25x is required. Therefore, the Bank typically has both income and asset backing to secure its loans. However, there can always exist valid reasons to have exceptions to each rule and the Bank's loan committee retains the power to take unusual circumstances into account when evaluating each loan request versus the Bank's policies. Loans that are lacking both current demonstrated income or asset backing are classified and increased reserves are established for those loans.

MORTGAGE LENDING

         University Bank became a seller/servicer of Federal Home Loan Mortgage Corporation (FHLMC) insured mortgages in 1991 and began to originate FHLMC mortgages for sale into the secondary market. In 1994, University Bank became a seller/servicer of Federal National Mortgage Association (FNMA) insured mortgages and began to originate FNMA mortgages for sale into the secondary market. The Bank has also been approved as a seller/servicer of Government National Mortgage Association (GNMA) mortgages for many years but only began using our license in 1999 to originate and sell these loans without retaining the servicing rights.

         With the exception of Midwest Loan Services, the Bank is currently selling the servicing rights on all mortgages originated that are sold to the secondary market.

MORTGAGE SUBSERVICING

         Mortgage servicing firms receive monthly payments from loan customers, aggregate and account for these payments, and send the funds to mortgage-backed securities holders, including pension funds and financial institutions. Mortgage servicers also dun delinquent accounts and foreclose loans, if required. Mortgage servicers receive a fixed monthly fee for performing this service. When these services are performed for the Bank, it is called `servicing'. When these services are performed for other institutions, it is called `subservicing'. The Bank's 80%-owned subsidiary, Midwest Loan Services, specializes in subservicing residential mortgage loans sold to FNMA and FHLMC and other non-agency private conduits for the account of credit unions, other financial institutions and mortgage brokers. Midwest is regulated by FHLMC and FNMA.

         During the year 2000, Midwest Loan Services increased its mortgage subservicing contracts by 280% (from $0.5 billion to $1.9 billion) as a result of continued increases in business with the mortgage banking subsidiaries of one of the top five mortgage banking firms on Wall Street.

INVESTMENT SECURITIES

         The Bank maintains surplus available funds in investments consisting of short-term money market instruments, U.S. government bonds, U.S. federal agency obligations, mortgage-backed securities backed by federal agency obligations and obligations of local units of government. These investments are managed by the Bank's President, and purchase/sale decisions are subject to the review and approval of the Board of Directors. The securities portfolio provides a source of liquidity to meet Bank operating needs. At December 31, 2000, the portfolio had a net unrealized loss of approximately $335,000 versus a net unrealized loss of $585,000 at December 31, 1999, and $183,000 at December 31, 1998.

         Information regarding securities which cost exceeded more than 10% of the Company's stockholders' equity at December 31, 2000 are as follows:

                                                               Final                Market          Amortized
Issuer                            Coupon        Yield         Maturity               Value             Cost
------                            ------        -----      --------------       ------------      --------------
FHLBI equity (1)                   VAR          10.00%         None                $   848,400     $      848,400
FNMA CMO 93-205H (2)               PO            4.15%       9/25/23                 1,478,963          1,771,835
US Treasury Strip                  PO            5.33%       2/15/27                   464,060            506,020

(1) The rate varies quarterly. The Bank is required to maintain the investment in Federal Home Loan Bank of Indianapolis common stock in an amount related to the Bank's single family mortgage related assets and FHLBI advances. Shares can be redeemed or sold at par value to the FHLBI as required from time to time.

(2) This Principal Only strip has an expected average life of eleven years. The decrease in market value is due to interest rate movements which have extended the average life and not any credit issues. Accrued net interest income on this zero coupon bond was decreased in 1998 and 1999 to reflect the increased average life. The bond is rated AAA.

Competition

COMMUNITY BANKING, ANN ARBOR

         The attraction and retention of deposits depend on the Bank's ability to provide investment opportunities that satisfy the requirements of investors with respect to rate of return, liquidity, risk and other factors. The Bank competes for these deposits by offering personal service and attention, fair and competitive rates, low fees, and a variety of savings programs including tax-deferred retirement programs.

         The Bank competes for loan originations primarily through the quality of services provided to the loan customers, competitive interest rates and reasonable loan fees, rapid and local decision-making and the range of services offered. Competition in originating loans comes principally from other commercial banks, credit unions, insurance companies, mortgage banking companies and savings and loans.

        The following table shows market share of deposits for Washtenaw County by financial institution for June 2000, June 1999, and June 1998, respectively from the FDIC's annual branch deposit survey.

WASHTENAW COUNTY FINANCIAL INSTITUTION DEPOSITS:

                                                            2000          1999         1998
                                                            ----          ----         ----
     TCF National Bank                                      16.5%         17.8%        16.2%
     National City Bank                                     12.8%         12.8%        14.4%
     Comerica Bank                                          11.6%         10.7%         9.8%
     Bank One                                               10.5%         11.1%         9.5%
     Key Bank                                                8.0%          7.3%         7.1%
     Ann Arbor Commerce Bank                                 4.9%          4.5%         3.6%
     Flagstar Bank FSB                                       4.9%          4.0%         1.9%
     Standard Federal FSB                                    4.1%          4.2%         4.1%
     University of Michigan CU                               3.9%          3.5%         2.9%
     Bank of Ann Arbor                                       3.5%          2.8%         2.2%
     Chelsea State Bank                                      3.5%          3.3%         3.1%
     Huron River Area CU                                     3.1%          3.0%         2.5%
     Citizens Bank                                           3.0%          3.2%         3.3%
     Michigan National Bank                                  2.4%          2.5%         2.3%
     Midwest Financial CU                                    2.1%          2.0%         1.7%
     Republic Bank                                           1.9%          2.3%        11.1%
     United Bank & Trust                                     1.1%          0.9%         0.0%
     University Bank                                         0.9%          0.9%         1.0%
     Charter One FSB                                         0.7%          0.7%         0.6%
     Other institutions                                      0.6%          2.6%         2.6%

     Total deposits (in billions)                          $3.942        $3.865       $4.060

        Total deposits in the county increased 2.0% from June 1999 to June 2000. Total deposits in the county decreased 4.8% from June 1998 to June 1999. In attracting deposits, the Bank's primary competitors for deposits are mutual funds, other commercial banks, credit unions, savings and loans and insurance companies.

         The Bank's main office is adjacent to the University of Michigan Hospital complex. The complex employs a total of 7,800 persons. In February 1999, the nearest competitor to the Bank's main office, a National City Bank branch, was permanently closed. While the Bank competes with all of these financial institutions for loans and deposits and in particular the eight financial institutions that have branch offices in the northeast Ann Arbor market area, the other major competitor in the immediate local deposit market near the Medical Center complex is Midwest Financial Credit Union, formerly known as Hospital & Health Services Credit Union. The Bank's main office was formerly the headquarters of this credit union, which moved its office to a new office building three miles from the Medical Center Complex.

         The Ann Arbor banking market is dominated by banks owned by out-of-state holding companies. In the city of Ann Arbor, the University of Michigan Credit Union is the largest locally-owned financial institution. The only locally-owned community financial institutions, excluding University Bank, are Huron River Area Credit Union, Midwest Financial Credit Union, Bank of Ann Arbor, Automotive Federal Credit Union and several smaller credit unions.

MORTGAGE BANKING

         Origination. The Bank originates internally or via other financial institutions residential home loans which generally qualify for sale to secondary market investors under the underwriting criteria of the Federal Home Loan Mortgage Corporation, the Federal National Mortgage Association and the Government National Mortgage Association. Loans purchased or originated internally are either sold directly to FHLMC, FNMA or GNMA, or are pooled into mortgage-backed securities and the securities are sold to investors in the secondary market. Some residential mortgages are held in the Bank's loan portfolio as an investment.

         The Bank's retail mortgage origination operations encounter competition for the origination of residential real estate loans primarily from savings institutions, commercial banks, insurance companies and other mortgage banking firms. Many of these firms have a well-established customer and/or borrower client base. Some competitors, primarily savings institutions, insurance companies and commercial banks, have the ability to create unique loan products from time to time because they are able to close the loans for their own portfolio rather than sell into the secondary market. The Bank's ability to hold mortgage loans for our portfolio helps us to compete more effectively. Most loans sold into the secondary market, however, go to the same sources, those being FHLMC, FNMA, and GNMA. Most lenders have access to these secondary market sources; therefore, competition often becomes more a matter of service and pricing than that of product. As a mortgage loan originator and a purchaser of mortgage loans through correspondents, the Bank must be able to compete with respect to the types of loan products offered by competitors to borrowers and correspondents, including the price of the loan in terms of origination fees or fee premium or discount, loan processing costs, interest rates, and the service provided by our staff. An important element to competing is master purchase agreements negotiated periodically with FNMA and FHLMC with low and competitive loan guarantee fees, a wide variety of mortgage programs, and a variety of flexible underwriting criteria. The Bank's ability to secure these master purchase agreements is dependent upon the performance from a quality perspective of loans previously sold to the agencies.

         During lower interest rate environments, competition for loans is less intense due to the large number of loans available for origination. As interest rates rise and the number of loans available for origination diminishes, competition becomes quite intense and companies with larger investor bases, flexibility with respect to type of product offered and greater experience in dealing in these types of markets tend to be the most successful.

         The Bank also originate residential loans to be held in portfolio, and management believes that this product together with the product offerings from FHLMC, FNMA and GNMA are sufficient for the Bank. The Bank also is licensed as a HUD Title 1 and Multifamily seller/servicer.

         Mortgage Servicing and Subservicing. Servicing competition is somewhat less intense than the loan origination aspect of mortgage banking. Due to net worth and management requirements, many mortgage origination companies do not have the capacity to service loans. Falling interest rates present competitive challenges for the mortgage servicing operation in that mortgagors are more likely to refinance existing mortgages. The quality of service and the ability of the origination operation to compete on price and service is important in retaining these customers by refinancing them internally, rather than losing the refinancing transaction to a competitor. Increased refinancing activity as a result of falling interest rates should decrease profitability of mortgage servicing by increasing amortization charges on purchased mortgage servicing rights.

         In the subservicing business, Midwest Loan Services competes primarily with about 30 firms nationwide, including specialized subservicing units of mortgage banking companies, and specialized firms owned by banks and savings and loans. Most of these companies have substantially larger financial resources than Midwest Loan Services, and some of them are located in rural areas with low prevailing wages.

         Midwest Loan Services is located in Houghton, Michigan in the western upper peninsula of Michigan. Personnel and occupancy costs are the largest costs in a mortgage servicing operation, and the prevailing wages and occupancy costs in the upper peninsula of Michigan are generally lower than the national average. Midwest Loan Services has developed a unique business extranet website for its business partners and their retail customers. Through its website at www.subservice.com, Midwest Loan Services provides the opportunity for all customers to access their mortgage information 24 hours a day 7 days a week in an environment which provides seamless access to all information. Business partners have access to all mortgage data as easily as if it were serviced on their in-house computer system. Customers can access all information about their accounts and perform any type of transaction through the internet. As a result of both low personnel costs and its internet technology, the Company believes that Midwest Loan Services' mortgage servicing operation has a competitive advantage.
Please also refer to the discussion of the mortgage banking business in Item 7.
- Management's Discussion and Analysis of Financial Condition and Results of Operations, in the section entitled "Non-Interest Income and Non-Interest Expense", under the heading Mortgage Banking for additional information regarding Midwest Loan Services.



MICHIGAN BIDCO

         Michigan BIDCO (BIDCO) was founded in 1993 and is licensed by the Michigan Office of Financial and Insurance Services under the State of Michigan BIDCO Act. In 1993, BIDCO received $3 million in financing from the Michigan Strategic Fund (MSF). This investment was made in the form of a 10-year loan, which carried concessionary terms allowing it to be converted to a grant over time under certain circumstances. BIDCO earned job and sales credits to be applied against the principal and interest owed to the Michigan Strategic Fund. Credits were earned from the growth of businesses invested in by BIDCO. The loan has been fully repaid from these credits.

            Initially, Michigan BIDCO made both loans and direct equity investments. As a matter of policy, University Bank restricts itself from investing or lending to a business that the BIDCO finances, and related parties which co-invest with BIDCO must do so on a basis equal to or less favorable than BIDCO's. BIDCO has a loan to borrower limit of $500,000, but sells participations and/or seeks loan guarantees from government agencies for larger financings. As of December 31, 2000, approximately $16.5 million in loans and/or investments (at original cost) had been made to various types of businesses in the state of Michigan.

              In 1993, Michigan BIDCO issued $3,000,000 in 9% senior convertible bonds to match the State of Michigan's commitment. University Bank purchased $27,000 in bonds and contributed $280,000 for 298 shares of Michigan BIDCO stock. This represented a 44.1% interest in Michigan BIDCO. The financial results of Michigan BIDCO were accounted for under the equity method of accounting until March 1999. In April 1999, $1,850,000 of Michigan BIDCO bonds were repurchased by the BIDCO, and University Bancorp converted its $27,000 of bonds into common stock, thereby increasing the Bank's equity ownership to 80.1%. Effective April 1999, Michigan BIDCO's financial results became consolidated into the results of University Bancorp. The remaining Michigan BIDCO bonds were converted into common stock on May 31, 2000, and thus diluted University Bank's equity ownership down to 28.8%. As a result, the BIDCO is no longer consolidated in the financial statements of University Bancorp and the investment is now accounted for under the equity method of accounting.

              The financial statements of BIDCO are presented using the investment company method, and, accordingly, BIDCO's investments in stocks, stock rights, limited liability companies and loans are reported at fair value. BIDCO typically invests in companies for which current market quotations are not readily available; therefore we estimate the fair value of BIDCO investments on a quarterly basis and the Board of Directors approves the fair value estimates. In deriving its estimates, BIDCO management reviews the financial condition and operating performance of investee companies, as well as performance of the company with its contractual arrangements with BIDCO. BIDCO management estimates the fair value of by using cash flow multiples applicable to a company's industry, discounted cash flow analyses, and other valuation techniques. The Company believes the procedures used and assumptions made are reasonable in the circumstances; however, the fair value estimates may differ significantly from the values that would have been used had current market quotations been available.

         The Company's pre-tax profit from the investment in BIDCO was $114,081, $543,174, and $128,219 for the years ended December 31, 2000, 1999, and 1998.
BIDCO is currently offering to repurchase the Bank's shares of BIDCO, but is awaiting approval from the Commissioner of the Michigan Office of Financial and Insurance Services.

         Please refer to the discussion of the BIDCO's investments and operations in Item 7. - Management's Discussion and Analysis of Financial Condition and Results of Operations, in the section entitled "Non-Interest Income and Non-Interest Expense", under the heading Michigan BIDCO for additional information.

NORTHERN MICHIGAN FOUNDATION

         BIDCO management operates a 501(c)3 tax-exempt non-profit re-lending organization, Northern Michigan Foundation under a management contract. The Foundation has received the right to borrow $2 million at 1% interest for 30-years from the U.S. Department of Agriculture (USDA) Intermediate Relending Program. The Foundation one of the non-profit, privately-run, USDA Intermediate Re-lending Programs located in northern Michigan. Each of these community development loan funds covers six counties as its primary market area. Generally, the Foundation competes with other specialized non-bank lenders and wealthy investors who make risk-oriented investments in businesses located in northern Michigan.

         Since 1996, the BIDCO has pursued a strategy of liquidating its existing investment portfolio to raise cash for two purposes: 1) the buyout of some of the investors in the BIDCO; and 2) expanding its funds under management through other government agency economic development programs (Conifer Capital L.P. - a small business investment company in formation and Northern Michigan Foundation).

SELECTED FINANCIAL DATA

                            University Bancorp, Inc.
 Selected Consolidated Financial and Other Data at December 31st (unless noted)
                  (Dollars in Thousands Except Per Share Data)

                                                    March         March
                                                      31,          31,
                                                     2001         2000         2000         1999         1998          1997
                                                     ----         ----         ----         ----         ----          ----
SUMMARY OF OPERATIONS (1)
Interest income                                      $944          722       $3,315       $3,195       $3,544        $4,474
Interest expense                                      553          462        2,074        1,967        2,359         3,208
Net interest income                                   391          310        1,241        1,228        1,185         1,266
Provision for loan losses                              23            1          111           93          110           260
Net interest income after
  provision for loan losses                           368          309        1,130        1,135        1,075         1,006
Net gain(loss)on securities                             0            4           18         (15)           98             8
Profit (loss) from
 Invest. in Michigan BIDCO                              0          210          235          917          128          (55)
Other non-interest income                           1,137          549        2,397        1,387        1,903         1,867
Non-interest expense                                1,479        1,028        4,695        4,116        4,204         4,500
Income (loss) before tax                               26        (166)        (915)        (692)      (1,000)       (1,674)
Income tax expense(benefit)                             0            9            0           32        (199)         (293)
Net income (loss) from
  continuing operations                                26        (175)        (915)        (724)        (801)       (1,381)
Net income (loss)                                      26        (175)        (915)        (915)        (198)       (1,118)

SELECT PERIOD END BALANCES
Total assets                                       47,148       41,316       47,671       40,823       54,536        57,529
Loans, net                                         34,346       31,190       35,644       30,580       23,193        27,715
Loans, held for sale                                  875          260          268          305       11,863        18,157
Cash, cash equivalents and
  investment securities                             3,398        1,695        5,340        5,919       13,040         4,357
Deposits                                           42,398       32,992       38,179       32,051       43,220        45,267
Short-term borrowings                                   0        2,962        4,094        3,114          277             0
Long-term borrowings                                  969        2,655          926        2,627        1,196           923
Minority interest                                     314          521          283          506          205           201
Stockholders' equity                                2,361        1,854        2,042        1,950        3,083         3,398

PER SHARE DATA (2)
Common shares, period-end                           2,028        2,028        2,028        2,013        1,989         1,984
Wtd. Avg. shares, per.-end                          2,028        2,024        2,027        1,994        1,991         1,922
Cash dividends                                          0            0            0            0            0             0
Net income (loss) from
  continuing operations                             $0.01      ($0.09)      ($0.45)      ($0.36)      ($0.40)       ($0.72)
Net income (loss)                                   $0.01      ($0.09)      ($0.45)      ($0.46)      ($0.10)       ($0.58)
Book value of common shares                         $0.66        $0.91        $0.65        $0.97        $1.55         $1.81

SELECTED ANNUALIZED RATIOS
Net yield on earning assets                         4.05%        3.61%        3.33%        3.14%        2.86%         2.69%
Return on average assets                            0.22%       (1.71)      (2.06%)      (1.92%)      (0.35%)       (1.76%)
Return on average equity                             4.7%      (36.9%)      (53.6%)      (36.4%)       (6.2%)       (29.2%)
Avg. equity to avg. assets                          4.64%        4.63%        3.84%        5.28%        5.79%         5.76%

     (1) Excludes results from discontinued operations.
     (2) Retroactively restated to reflect a 3 for 2 stock split in 1998.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2000 COMPARED TO THE YEARS ENDED DECEMBER 31, 1999 AND 1998

                                     SUMMARY

         Our net loss from continuing operations was $914,647 in 2000, $723,725 in 1999 and $801,291 in 1998. Earnings (loss) per share from continuing operations for 2000, 1999 and 1998 were $(0.45), $(0.36) and $(0.40), respectively. Including both continuing operations and discontinued operations, our net loss was $914,647 in 2000, $915,480 in 1999 and $198,049 in 1998.

         Including both continuing operations and discontinued operations, the loss in 2000 was similar in amount to the loss in 1999, however, the losses flowed from primarily different causes. Results in 2000 were negatively impacted by a decrease in the contribution to pre-tax profit by Michigan BIDCO in 2000 from $543,174 to $114,081, goodwill amortization of $139,412 related to an earn-out payment related to the acquisition of Midwest Loan Services, legal expense related to the successful defense of a lawsuit related to the sale of Varsity Mortgage of approximately $60,000, and unusually high expenses from our former external auditing firm related to both audit and other services of over $300,000. These negative developments in 2000 overwhelmed the underlying profit improvement at the community banking operation and the increased profits at Midwest Loan Services. As a result of the trend toward improved underlying operating results, University Bank had a profit in four of the last six months of 2000. Results in 1999 were negatively impacted by losses at discontinued operations of $191,755, losses caused by an adverse judgment in a lawsuit totaling $192,000, losses at the community banking operation, and only break-even results at Midwest Loan Services, which were only partially offset by a record pre-tax contribution from Michigan BIDCO of $543,174.

              Including both continuing operations and discontinued operations, the increased loss in 1999 versus 1998 was principally due to losses at the Bank's mortgage subsidiary, Varsity Mortgage, which was sold in November 1999 and the loss of a legal suit, which were only partially offset by improved results at the Ann Arbor main office as a result of a 28% increase in portfolio loans and Michigan BIDCO. The Bank's mortgage banking subsidiaries, Varsity Mortgage and Varsity Funding had total losses of $191,755 in 1999 versus profits of $603,242 in 1998, and the $794,997 swing accounted for more than 100% of the Bank's overall shortfall in pre-tax income versus management's budget. The lawsuit caused a loss of $152,000 plus legal expenses of about $40,000.

NET INTEREST INCOME

         Net interest income represents the dollar amount by which interest income generated by interest-earning assets exceeds the cost of funds. Interest-earning assets consist primarily of loans, short term investments and investment securities, and the principal cost of funds is the interest paid on deposit accounts and other borrowings. Net interest income is affected by (i) the difference between the average rate of interest earned on the Bank's interest-earning assets and the average rate paid on its interest-bearing liabilities ("interest rate spread") and (ii) the relative amounts of its average interest-earning assets and interest-bearing liabilities. In order to maintain and increase earnings during periods of fluctuating interest rates, it is imperative that interest-earning assets and interest-bearing liabilities be managed effectively. Trends in net interest income provide a measure of the effectiveness by which a financial institution manages its interest rate sensitivity.

         The following tables present for the average balances, the interest earned or paid, and the weighted average yield for the period indicated.



                                                         At        -----------------------------------------------------
                                                      31-Dec-00                            2000
                                                   ---------------------------------------------------------------------
                                                       Average          Average             Interest         Average
                                                        Yield           Balance             Inc(Exp)          Yield
                                                   ----------------------------------------------------------------------

Interest Earning Assets:
          Commercial Loans                             10.77%             13,524,876           1,339,022           9.90%
          Real Estate Loans (1)                         8.70%             14,769,498           1,288,810           8.73%
          Installment Loans                            10.51%              4,726,444             481,837          10.19%
                                                   --------------------------------------------------------------------
              Total Loans                               9.82%             33,020,818           3,109,669           9.42%
                                                   --------------------------------------------------------------------

     Investment Securities (2)                          4.65%              4,172,915             203,862           4.89%
     Federal Funds & Bank Deposits                      3.02%                 59,305               1,914           3.23%
                                                   --------------------------------------------------------------------

          Total Interest Bearing Assets                 9.22%             37,253,038           3,315,445           8.90%
                                                   --------------------------------------------------------------------

Interest Bearing Liabilities:
     Deposit Accounts:
         Demand                                         3.16%              2,838,835              80,160           2.82%
         Savings                                        2.10%                325,536               6,542           2.01%
         Time                                           6.85%             16,940,251           1,082,828           6.39%
         Money Market Accts                             4.99%             12,210,290             535,561           4.39%
         Short-term Borrowings                          7.40%              3,589,958             241,782           6.73%
         Long-term Borrowings (3)                       6.37%              1,457,221             127,574           8.75%
                                                   --------------------------------------------------------------------

         Total Interest Bearing Liabilities             6.10%             37,362,091           2,074,447           5.55%
                                                   --------------------------------------------------------------------

Net earning assets, net interest
   income, and interest rate spread                     3.12%              (109,053)           1,240,998           3.35%
                                                   ====================================================================

Net yield on interest-earning assets                    3.30%                                                      3.33%
                                                   =================                                       ============



(1) Amounts for 1999 and 1998 were adjusted to eliminate discontinued operations.
(2)  Actual yields; not adjusted to take into account tax-equivalent yields.
(3) The convertible bonds at Michigan BIDCO were converted on May 31,2000, resulting in the deconsolidation of BIDCO related interest earning assets and interest bearing liabilities.

NET INTEREST INCOME


                                               ---------------------------------------------------------
                                                                         1999
                                               ---------------------------------------------------------
                                                        Average               Interest        Average
                                                        Balance               Inc(Exp)         Yield
                                               ---------------------------------------------------------

Interest Earning Assets:
          Commercial Loans                                    12,242,253           1,220,318       9.97%
          Real Estate Loans (1)                               18,142,245           1,317,127       7.26%
          Installment Loans                                    4,115,908             404,801       9.84%
                                               --------------------------------------------------------
             Total Loans                                      34,500,406           2,942,246       8.53%
                                               --------------------------------------------------------

     Investment Securities (2)                                 3,482,913             197,367       5.67%
     Federal Funds & Bank Deposits                             1,177,852              54,981       4.67%
                                               --------------------------------------------------------

          Total Interest Bearing Assets                       39,161,171           3,194,594       8.16%
                                               --------------------------------------------------------

Interest Bearing Liabilities:
     Deposit Accounts:
         Demand                                                3,169,317             100,543       3.17%
         Savings                                                 225,017               4,799       2.13%
         Time                                                 18,992,483           1,071,991       5.64%
         Money Market Accts                                   11,747,329             487,866       4.15%
         Short-term Borrowings                                 1,751,173             111,245       6.35%
         Long-term Borrowings (3)                              2,550,827             190,117       7.45%
                                               --------------------------------------------------------

         Total Interest Bearing Liabilities                   38,436,146           1,966,561       5.12%
                                               --------------------------------------------------------

Net Earning Assets, net interest income
   and interest rate spread                                      725,025           1,228,033       3.04%
                                               ========================================================

Net yield on interest-earning assets                                                               3.14%
                                                                                             ==========


NET INTEREST INCOME


                                              ----------------------------------------------------

                                                                     1998
                                              ----------------------------------------------------
                                                    Average           Interest         Average
                                                    Balance           Inc (Exp)         Yield
                                              ----------------------------------------------------

Interest Earning Assets:
          Commercial Loans                             10,324,738         1,075,474          10.42%
          Real Estate Loans (1)                        22,419,974         1,726,354           7.70%
          Installment Loans                             4,590,026           464,041          10.11%
                                              ----------------------------------------------------
             Total Loans                               37,334,738         3,265,869           8.75%
                                              ----------------------------------------------------

     Investment Securities (2)                          1,796,853           153,418           8.54%
     Federal Funds & Bank Deposits                      2,255,064           125,024           5.54%
                                              ----------------------------------------------------

          Total Interest Bearing Assets                41,386,655         3,544,311           8.56%
                                              ----------------------------------------------------

Interest Bearing Liabilities:
     Deposit Accounts:
         Demand                                         2,956,611           118,622           4.01%
         Savings                                          158,350             3,900           2.46%
         Time                                          24,238,176         1,444,236           5.96%
         Money Market Accts                            13,218,519           617,431           4.67%
         Short-term Borrowings                          1,481,112            85,604           5.78%
         Long-term Borrowings (3)                         884,764            88,893          10.05%
                                              ----------------------------------------------------

            Total Interest Bearing
Liabilities                                            42,937,532         2,358,686           5.49%
                                              ----------------------------------------------------

Net earning assets, net interest income
   and interest rate spread                           (1,550,877)         1,185,625           3.07%
                                              ====================================================

Net yield on interest-earning assets                                                          2.86%
                                                                                    ==============


         The table above does not specify the average level of non-interest bearing demand deposits, which were $2,827,295, $2,306,983 and $2,626,160 for the years ended December 31, 2000, 1999 and 1998, respectively, as computed using month-end balances for these years.

              Including only activity from continuing operations, net interest income increased to $1.24 million in 2000 from $1.23 million in 1999, mainly as a result of an increase in the yield on net interest-earning assets faster than an increase in the rate on interest-bearing liabilities. During the year ended December 31, 2000, the average interest-earning asset base fell by $1.91 million or 4.9% from 1999, while average interest-bearing liabilities decreased by $1.07 million or 2.8%. Due to the rise in short term interest rates, the average cost of interest-bearing deposits increased from 5.12% in 1999 to 5.55% in 2000. As a result of an increase in yield on interest-earning assets in an amount greater than the increase in the rate on interest-bearing liabilities which more than offset the decrease of interest-bearing assets at a rate greater than the decrease in interest-bearing liabilities, the net interest margin increased to 3.33% in 2000 from 3.14% in 1999. Short term interest rates bottomed in mid-year 1999, and by year-end 2000, short term interest rates were 1.75% higher. Long term interest rates hit an interim peak in 1999, but trended lower throughout 2000.

         Including only activity from continuing operations, net interest income increased from $1.19 million in 1998 to $1.23 million in 1999, mainly as a result of an increase in net interest-earning assets and the net yield on interest-earning assets. During the year ended December 31, 1999, the average interest-earning asset base fell by $2.23 million or 5.4% from 1998, while average interest-bearing liabilities decreased by $4.50 million or 10.5%. Net interest earning assets increased by $2.28 million as a result of the BIDCO's sale of various non-interest-earning assets during 1999. Due to the decrease of wholesale deposits in the mix of interest-bearing liabilities, the average cost of interest-bearing deposits decreased from 5.38% in 1998 to 4.88% in 1999. As a result of the decrease of interest-bearing liabilities at a rate greater than the decrease in interest-earning assets which more than offset a decrease in yield on interest-earning assets in an amount greater than the decline in the rate on interest-bearing liabilities, the net interest margin increased to 3.14% in 1999 from 2.86% in 1998. Short term interest rates in both 1998 and 1999 were mostly stable until mid-year 1999, and since then short term interest rates have risen sharply. Long term interest rates hit 30-year lows in October 1998 and trended sharply higher throughout 1999.

         At December 31, 2000, the net yield on the Bank's interest-earning assets was 3.30% down from the average net spread during the year of 3.33%, principally as a result of higher rates on wholesale time deposits. Since year-end, the Bank's net interest margin has expanded, as short term interest rates have decreased by a total of 1.50%. Fee income from our mortgage servicing operations, income from our portfolio of mortgage servicing rights and the income or loss from the Bank's investment in its subsidiaries are not included in these calculations.

         The following table presents information regarding fluctuations in our interest income and interest expense for the periods indicated. For each category of interest-earning asset and interest-bearing liability, information is provided on changes attributable to (1) changes in volume (changes in volume multiplied by old rate); and (2) changes in rate (changes in rate multiplied by old volume); with the rate/volume variance allocated to changes in rate:

RATE VOLUME TABLE


                                              -------------------------------------------------
                                                                2000 - 1999
                                              -------------------------------------------------
                                                   Change          Change
                                                   Due To          Due To           Total
                                                   Volume           Rate            Change
                                                   ------           ----            ------

Interest Income:
   Commercial Loans                                $ 127,038        $   (8,334)     $ 118,704
   Real Estate Mortgage Loans                       (268,564)          240,247        (28,317)
   Installment/Consumer Loans                         61,807            15,229         77,036
   Investment Securities                              35,922           (29,427)         6,495
   Federal Funds & Bank Deposits                     (40,052)          (13,015)       (53,067)
                                               ----------------------------------------------
      Total Interest Income                          (83,849)          204,700        120,851
                                               ----------------------------------------------

Interest Bearing Liabilities:
   Demand Deposits                                    (9,923)          (10,460)       (20,383)
   Savings Deposits                                    2,034              (291)         1,743
   Time Deposits                                    (122,728)          133,565         10,837
   Money Market Accounts                              19,672            28,023         47,695
   Short-term Borrowings                             123,460             7,077        130,537
   Long-term Borrowings                              (91,622)           29,079        (62,543)
                                               ----------------------------------------------
      Total Interest Expense                         (79,107)          186,993        107,886
                                               ----------------------------------------------

         Net Interest Income                       $  (4,742)       $   17,707      $  12,965
                                               ==============================================




                                              ------------------------------------------------
                                                                1999 - 1998
                                              ------------------------------------------------
                                                    Change         Change
                                                    Due To         Due To          Total
                                                    Volume          Rate           Change
                                                    ------          ----           ------
Interest Income
   Commercial Loans                                $ 190,976        $  (46,132)     $ 144,844
   Real Estate Mortgage Loans                       (314,902)          (94,325)      (409,227)
   Installment/Consumer Loans                        (46,901)          (12,339)       (59,240)
   Investment Securities                             108,318           (64,369)        43,949
   Federal Funds & Bank Deposits                     (52,630)          (17,413)       (70,043)
                                                ---------------------------------------------
      Total Interest Income                         (115,139)         (234,578)      (349,717)
                                                ---------------------------------------------

Interest Bearing Liabilities:
   Demand Deposits                                     8,077           (26,156)       (18,079)
   Savings Deposits                                    1,475              (576)           899
   Time Deposits                                    (299,312)          (72,933)      (372,245)
   Money Market Accounts                             (64,902)          (64,663)      (129,565)
   Short-term Borrowings                              16,611             9,030         25,641
   Long-term Borrowings                               98,596             2,628        101,224
                                                ---------------------------------------------
      Total Interest Expense                        (239,455)         (152,670)      (392,125)
                                                ---------------------------------------------

                                                   $ 124,316        $  (81,908)     $  42,408
      Net Interest Income                       =============================================


PROVISION FOR LOAN LOSSES

         The Bank charges to operations a provision for possible loan losses which is intended to create an allowance for future loan losses inherent in the Bank's portfolio. Each year's provision reflects management's analysis of the amount necessary to maintain the allowance for possible loan losses at a level adequate to absorb anticipated losses. In its evaluation, management considers factors like historical loan loss experience, specifically identified problem loans, composition and growth of the loan portfolio, current and projected economic conditions, and other pertinent factors. A loan is charged-off by management as a loss when deemed uncollectible, although collection efforts continue and future recoveries may occur.

         Non-performing loans are defined as loans which have been placed on non-accrual status and loans over 90 days past due as to principal or interest and still in an accrual status. Where serious doubt exists as to the collectibility of a loan, the accrual of interest is discontinued. See Note 6 of the Consolidated Financial Statements for additional information regarding impaired and past due loans.

         Non-performing loans amounted to $692,219 and $758,310 at December 31, 2000 and 1999, respectively. The bulk of the non-performing loans at year-end 2000 are delinquent residential loans.

         The provision for loan losses in 2000 was $111,000, an increase of $18,352 from the 1999 level, which in turn was a decrease of $17,407 from the 1998 level of $110,055. Loans charged off net of recoveries were $80,588, $19,064 and $172,007 in 2000, 1999 and 1998, respectively. The allowance for possible loan losses totaled $562,997, $532,585 and $459,001 at the end of 2000, 1999 and 1998, respectively.

ANALYSIS OF THE ALLOWANCE FOR LOAN LOSSES ($ amounts in thousands):
Summary of loan loss expense for the Bank for the years ended December 31



                                                                               2000           1999            1998
                                                                               ----           ----            ----
Balance at beginning of the period                                            $ 533          $ 459           $ 521

Chargeoffs - Domestic:
  Commercial loans                                                              135              0              25
  Real estate mortgages                                                           9             60             157
  Installment loans                                                               1              6              66
                                                                      -------------   ------------   -------------
    Subtotal                                                                    145             66             248
                                                                      -------------   ------------   -------------

Recoveries - Domestic:
  Commercial loans                                                               27             28              10
  Real estate mortgages                                                          21              0              42
  Installment loans                                                              16             19              24
                                                                      -------------   ------------   -------------
    Subtotal                                                                     64             47              76
                                                                      -------------   ------------   -------------

Net chargeoffs                                                                   81             19             172
                                                                      -------------   ------------   -------------

Provision for loan losses                                                       111             93             110
                                                                      -------------   ------------   -------------

Balance at end of period                                                      $ 563          $ 533           $ 459
                                                                      =============   ============   =============

Ratio of net chargeoffs during
  period to average loans
  outstanding during period                                                    0.24%          0.06%           0.48%
                                                                      =============   ============   =============


ANALYSIS OF THE ALLOWANCE FOR LOAN LOSSES ($ amounts in thousands)



                                                           Allocated portion
                                                             of allowance            Percentage of loans in each category to
                                                            at December 31                      total loans
                                                            --------------                      -----------

                                                           2000            1999                 2000                  1999
                                                           ----            ----                 ----                  ----

Loan category:

Domestic:
  Commercial loans                                        $ 216           $ 268                38.1%                 39.6%
  Real estate construction                                                   10                 2.9%                  3.2%
  Real estate mortgages                                     178             110                42.9%                 37.8%
  Installment loans                                         128              47                16.1%                 19.4%
Unallocated                                                  41              98                  N/A                   N/A
                                                  ------------------------------------------------------------------------
                                                          $ 563           $ 533               100.0%                100.0%
                                                  ========================================================================




                                                               At                            At
                                                        December 31, 2000            December 31, 1999
                                                  ------------------------------ ---------------------------
Total loans (1)                                            36,206,544                    31,112,496
Allowance for loan losses                                    562,997                      532,585
Allowance/Loans %                                             1.55%                        1.71%



(1) Excludes loans held for sale.

Assumptions used in the Analysis of the Allowance for Loan Losses


                                                                                                           Ratio Used
                                                              Bank's Average           Peer Group          By Bank in
                                                                      5 Year              Average           Allowance
                                                                  Loss Ratio           Loss Ratio         Calculation
                                                              --------------           ----------         -----------

 Commercial loans, performing (1)                                      0.61%             0.43%               0.61%
 Commercial loans, classified (2)                                        N/A               N/A                 (2)
 Commercial loan commitments to lend                                   0.00%               N/A               0.20%
 Real estate mortgage, performing                                      0.22%             0.07%               0.30%
 Real estate mortgage, classified (3)                                    N/A               N/A                 (3)
 Installment loans to individuals (4)                                  0.00%             0.74%               1.00%
 Home Equity loans, performing (5)                                     0.00%             0.04%               0.50%
 Credit Cards (6)                                                      0.00%             1.83%               2.76%
 Overdrafts (7)                                                          N/A               N/A              15.00%





(1) Performing Loans:
The Bank's actual 5-year average losses were 0.61%, and this is the rate used. Per the FDIC Quarterly Banking Profile (FDIC Profile) the loss rate for loans in the central region is .38%. Real estate construction loans are included in commercial loan balances.

(2) Commercial Classified Loans: The allocation for the classified loans was determined by a combination of the risk rating and the collateral value. The loan loss allowance is the greater of the collateral deficiency or the required loan loss allowance for the risk rating. All loans are rated 1 (highest quality) to 8 (lowest quality), with performing loans rated 1 to 4. A Special Mention or Watch List loan (5) requires a minimum of a 5% allocation, a Substandard loan (6) requires a minimum of a 15% allocation, a Doubtful loan (7) requires a minimum of a 50% allocation and a Loss loan (8) requires a complete charge off of the loan.

(3) Classified Residential Mortgages: A specific analysis is used, based on the Broker Price Opinion value of the home, less a 15% liquidation expense. If the estimated loss is $0, then a 5% (Watch List) allocation ratio is used to account for increased administration costs and risks associated with the foreclosure process.

(4) Installment loans to individuals: The FDIC Profile loss ratio is 1.39%. All Installment loans are rated A-D, with A being highest quality and D being lowest quality. For loans between 32 -120 days delinquent, an allocation can be taken as follows: "A" & "B" Loans - 2.5%, "C" - 5%, "D" - 15%. The Bank typically gives a 15% allocation for all installment loans over 32 days delinquent. However, a specific analysis, based on the FMV of the collateral, less liquidation costs was used for Secured Installment loans greater than 120 days past due. See the UB Classified Loan Report for specific allocations.

(5) Home Equity: Term Loans & Lines of Credit: The rate shown above of 0.50% is for Home Equity Term Loans. The allocation ratio for Home Equity Lines of Credit is .75% since they carry higher risk since they do not amortize during the life of the loan.

(6) Credit Cards: The FDIC Profile loss ratio is 4.13%.

(7) Overdrafts: Overdrafts generally carry an unusually high risk of loss as they are generally unsecured and are rated the same way as non-performing installment loans with an allocation ratio of 15%.

         The Bank's overall loan portfolio is geographically concentrated in Ann Arbor and the future performance of these loans is dependent upon the performance of relatively limited geographical areas. Since the Bank has a limited experience with its loan portfolio in Ann Arbor, the Bank's historical loss ratios may be less than future loss ratios.

         Management believes that the allowance for loan losses is adequate to absorb losses inherent in the loan portfolio, although the ultimate adequacy of the allowance for loan losses is dependent upon future economic factors beyond our control. A downturn in the general nationwide economy will tend to aggravate, for example, the problems of local loan customers currently facing some difficulties. A general nationwide business expansion could result in fewer loan customers being unable to repay their loans.

         Other real estate owned at December 31, 2000 and December 31, 1999 includes a commercial development site in Sault Ste. Marie, Michigan. Based upon an appraisal, management believes the 16-acre site where a former loan office is located has a fair market value more than its carrying value of $266,079 at December 31, 2000. The Bank no longer intends to utilize it for a branch location and accordingly has classified it as other real estate owned. Management has executed an agreement to sell the property to a third-party for fair market value, to be determined by a new appraisal. There is no assurance that a sale of the Sault Ste Marie property will be consummated.

NON-INTEREST INCOME AND NON-INTEREST EXPENSE

      Non-interest income. For continuing operations, non-interest income increased to $2,650,329 in 2000, from $2,289,126 in 1999, an increase of 15.8%.
The increase in 2000 was mainly the result of increased revenues from Midwest Loan Services' loan subservicing and set-up fees, which more than offset a decline in income from merchant banking (BIDCO) income, because the BIDCO's results were deconsolidated after May 1, 2000.

      For continuing operations, non-interest income increased from $2,129,494 in 1998 to $2,289,126 in 1999, an increase of 7.5%. The increase in 1999 was mainly the result of increased revenues from merchant banking (BIDCO) income, which was included because the BIDCO's results were consolidated for the first time and more than offset a decline in mortgage banking income. Other non-interest income in 1998 also included gains from the sale of excess property.

      Mortgage banking. Mortgage banking, servicing and origination fees increased from $1,151,923 in 1999 to $2,183,209 in 2000. The increase in mortgage banking fee income was the result of an increase in the number of loans subserviced at Midwest Loan Services. Mortgage banking, servicing and origination fees decreased to $1,151,923 in 1999 from $1,493,095 in 1998. The decrease in mortgage banking fee income was the result of a decrease in loan purchase and origination volumes during 1999 and a decrease in the size of the servicing rights portfolio held for investment.

      During 2000, Midwest Loan Services increased its mortgage subservicing contracts by 280% (from $0.5 billion to $1.9 billion) as a result of new business relationships with one of the top five mortgage banking firms on Wall Street.

      The servicing rights portfolio totaled $55,443,000 of FHLMC and FNMA mortgages at December 31, 2000, versus $64,366,000 at December 31, 1999. All residential mortgage loan servicing in 2000 and 1999 was done by Midwest Loan Services. The amount decreased as a result of payoff and refinancing of existing rights throughout the year. A special charge of approximately $50,000 was incurred in December 2000 as a result of impairment of the servicing rights portfolio due to the decline in long term interest rates.

         Mortgage interest rates hit 30-year lows in October 1998 and rose steadily from that point throughout 1999. Rates peaked in early 2000, and fell during the rest of the year. Refinancing activity picked up sharply in December 2000, as 30-year mortgage rates hit 7%.

         Based on recent comparable sales and indications of market value from industry brokers, management believes that the current market value of the Bank's portfolio of mortgage servicing rights equals cost. Market interest rate conditions can quickly affect the value of mortgage servicing rights in a positive or negative fashion, as long term interest rates rise and fall.

SERVICING RIGHTS HELD BY UNIVERSITY BANK ($ amounts in 000's)



                                                                December 31,          December 31,
                                                                        2000                  1999
                                                                        ----                  ----
Book value of servicing                                              $   582             $     704
Total loans serviced                                                 $55,443             $  64,366
Ratio of book value of servicing to
  loans serviced                                                        1.05%                 1.09%

Estimated market value of servicing:
  Management estimate (1)                                                  -             $     755
  Discounted cash flow (2)                                                 -             $     869
  Outside appraisal                                                  $   582                    -
Estimated excess of market over book value (3)                       $     0             $51-$165


(1) In addition to checking the market value of servicing rights with similar characteristics to our portfolio, we also analyze the portfolio using the following assumptions: The market value of servicing is based upon market transactions at December 31, 1999 of 5.3x (5.3 times the servicing fee) for 30-year servicing, 4.4x for 15-year servicing, 3.6x for Balloon servicing and 3.0x for ARM servicing. Excess servicing is discounted from these amounts at a multiple of one times the servicing fee.

(2) Uses net present value analysis of future cash flows, discounted back at rates ranging from 10 to 12% in 1999.

(3) Based on outside appraisal in 2000. Range based upon the two methods used in (1) and (2), above, in 1999.

      Additional information regarding the Bank's mortgage banking activities for the past three years is set forth in Note 4 to our consolidated financial statements.

       Michigan BIDCO. BIDCO invests in businesses in Michigan with the objective of capital gains while fostering job growth and economic development. As of December 31, 2000, the BIDCO had made twenty-nine investments since its inception in 1993, amounting to a total of $16,569,800 at original cost, before repayments or participations sold. At December 31, 2000, Michigan BIDCO had total assets of $3,429,226 versus $3,228,441 at December 31, 1999.

       The financial results of Michigan BIDCO were accounted for under the equity method of accounting until March 1999. In April 1999, $1,850,000 of Michigan BIDCO bonds were repurchased by the BIDCO, and University Bank converted its $27,000 of bonds into common stock, thereby increasing the Bank's equity ownership to 80.1%. Effective April 1999, Michigan BIDCO's financial results became consolidated into the results of University Bancorp. The remaining Michigan BIDCO bonds were converted into common stock on May 31, 2000, and thus diluted University Bank's equity ownership down to 28.8%. As a result, the BIDCO is no longer consolidated in the financial statements of University Bancorp and the investment is now accounted for under the equity method of accounting. We realized pre-tax income from the investment in the BIDCO of $114,081 in 2000, $543,174 in 1999 and $128,219 in 1998.

         Securities. Proceeds from sales of marketable equity securities included in proceeds from sales of investment securities were $98,625, $74,550 and $142,088 for the years ended December 31, 2000, 1999 and 1998, respectively. Gross gains of approximately $20,625, $1,879 and $97,993 were realized on 2000,

1999 and 1998 sales, respectively. Gross losses of $17,981 were realized on 1999 sales and no gross losses were realized on 2000 and 1998 sales.

       Proceeds from sales of available for sale debt securities were $1,123,594, $530,763 and $0 for the years ended December 31, 2000, 1999 and
1998, respectively, excluding sales associated with the Bank's mortgage banking operation. There was a gross loss of $2,839 on 2000 sales, a gross gain of $625 on 1999 sales, and no gain or loss on 1998 sales.

       At December 31, 2000 gross unrealized losses in our available-for-sale securities were $335,000 and gross unrealized gains were $0. At December 31, 1999, gross unrealized losses in the available-for-sale securities were $585,000 and gross unrealized gains were $0. At December 31, 1998 gross unrealized losses in our available-for-sale securities were $191,000 and gross unrealized gains were $8,000.

       Non-interest expense. Including only activity from continuing operations, our non-interest expense increased to $4,694,974 in 2000 from $4,115,712 in 1999, a 14.1% increase. During the year non-interest expenses at the retail bank division increased by $321,522 from $2,323,325 to $2,644,847 primarily as a result of higher legal and audit expenses. Increases in most other areas were the result of growth at Midwest Loan Services. Data processing expenses were higher primarily because of a variety of internet initiatives, including internet banking and development projects at Midwest Loan Services. University Bancorp's total non-interest expense decreased $56,408 despite $139,412 in goodwill amortization expense related to an earn-out payment from the Midwest Loan Services acquisition. The increase in goodwill amortization was more than offset by decreases in ESOP and legal costs. The remaining acquisition goodwill of $139,412 will be amortized at the rate of $27,882 per year over the next five years. The 1999 expenses were higher than 1998 because they included $160,502 in legal and audit expense related to the Midwest Loan Services acquisition lawsuit, which was only partially offset by declines in other categories including salaries and benefits, occupancy and other expense.

       Including only activity from continuing operations, our non-interest expense decreased from $4,204,947 in 1998 to $4,115,712 in 1999, a 2.1%
decrease. During the year non-interest expenses at the retail bank division were decreased as a result of continued efforts at cost control. Legal expenses remained high as a result of an adverse judgment in a lawsuit which resulted in about $192,000 in total costs. Data processing expenses were higher primarily because of a variety of Year 2000 expenses which were incurred and expensed and various internet initiatives, including internet banking and development projects at Midwest Loan Services. University Bancorp's total non-interest expense increased $113,443 because of an adverse legal judgment against University Bancorp, which caused the category of legal and audit expense to increase $160,502, including a substantial portion of the $192,000 legal expense mentioned previously, which was only partially offset by declines in other categories including salaries and benefits, occupancy and other expense.

       Internet Banking. Management has begun a project to offer transactional internet banking for all bank products. The internet banking product is now in beta test. It is anticipated that Midwest Loan Services will be a major user of this product, and that a portion of Midwest's escrow accounts, which in early July 2001 were over $10 million, will be transferred to the Bank, as a result.

LIQUIDITY AND CAPITAL RESOURCES

         Our total assets at December 31, 2000 amounted to $47.67 million compared to $40.82 million at December 31, 1999. Loans receivable, net of reserves, increased by $5.06 million to $35.64 million from $30.58 million. Cash and cash equivalents including Federal Funds sold on an overnight basis at the end of 2000 increased by $1.00 million from the prior year, while securities decreased by $0.68 million. At year-end 2000, the Bank had an unused line of credit from the Federal Home Loan Bank of Indianapolis of $1,906,046, and an unused line of credit from the Federal Reserve Bank of Chicago of $2,100,000.

         University Bank, as an FDIC-insured bank, is subject to certain regulations which require the maintenance of minimum liquidity levels of cash and eligible investments. The Bank has historically exceeded this minimum as a result of its investments in federal funds sold, U.S. government and U.S. agency securities and cash. In addition, University Bancorp had $16,093 in cash and equity securities at the end of 2000 to meet cash needs, primarily operating expenses and interest and principal reductions on the University Bancorp's note payable. The balance of the loan was $562,000 and $694,000 at year-end 2000 and 1999. The note was refinanced in late 1997, into a seven-year fully amortizing loan. In an effort to maintain the Bank's Tier 1 capital to assets ratio above 7% and to increase capital through retained earnings, management does not expect that the Bank will pay dividends to us in 2000. Management intends that the cash and securities on hand, together with cash from the sale of common stock, preferred stock and the exercise of stock options to be sufficient to cover the required principal reductions during 2000 on University Bancorp's loan.

         During 2000, University Bancorp raised working capital by issuing equity conversion notes, which bear interest at prime rate although all payment of interest is deferred until conversion into common stock or redemption. Notes are redeemable only through the proceeds of a future sale of common stock or preferred stock. The various equity conversion notes that were issued were converted into preferred stock in November 2000. The equity conversion notes were sold to our President, Chairman and members of their family. In 2001, they also provided $300,000 in additional financing through the purchase of additional convertible preferred stock to increase the Bank's capital to match the Bank's asset growth, and purchased an additional $222,000 to provide working capital to support the Company.

         The Company's total stockholders' equity at December 31, 2000 was approximately $2.04 million (or 4.3% of total assets) compared to $1.95 million (or 4.8% of total assets) at December 31, 1999. The Bank's regulatory capital at December 31, 2000 was $3.56 million or 7.42% of the Bank's total regulatory assets and the risk-adjusted capital ratio of 9.7% exceeded the minimum regulatory risk-based capital requirement of 8% of the risk-adjusted assets for the Bank. The following table provides detailed information about the Bank's risk-adjusted assets and actual capital percentages:

           RISK ADJUSTED ASSETS & CAPITAL RATIOS ($ amounts in 000's)


                                                                              Balance     Risk Weighted
0% RISK CATEGORY                                                               Sheet          Assets
                                                                         ---------------------------------
 Currency & Coin                                                                420             -
 US Treasury Strip                                                              464             -
 Federal Reserve Balance                                                         25             -
                                                                         ---------------------------------
 TOTAL                                                                          909             -

20% RISK CATEGORY
 Interest-bearing balances and Fed Funds Sold                                    96            19
 U.S. Gov't sponsored Agency Sec                                              1,481           296
 Cash Items                                                                     355            71
 FHLB Stock                                                                     848           170
 Balances due from depository Inst                                            1,650           330
                                                                         ---------------------------------
 TOTAL                                                                        4,430           886

50% RISK CATEGORY
 Qualifying 1st liens on 1-4 family                                          13,848         6,924
                                                                         ---------------------------------
 TOTAL                                                                       13,848         6,924

100% RISK CATEGORY
  All other Assets                                                           29,046        29,046

On Balance Sheet Items Excluded from Calculation:
 Portion of Mortgage Servicing Rights                                            58
 Unrealized Loss on Securities available for sale                              (335)
                                                                         ---------------------------------
          TOTAL ASSETS                                                       47,956        36,856
                                                                         =================================

 TIER 1 CAPITAL                                                            BALANCE
 --------------
 Common Stock                                                                   200
 Surplus                                                                      4,433
 Undivided Profits & Capital Reserves                                        (1,762)
 Minority Interest                                                              283
 Other identifiable Intangible Assets                                           (58)
    TOTAL TIER 1 CAPITAL                                                      3,096

 TIER 2 CAPITAL
 --------------
 Allowance for loans & Lease losses                                             563
 Excess LLR (limited to 1.25% gross risk-weighted assets)                      (102)
    TOTAL TIER 2 CAPITAL                                                        461
    TOTAL TIER 1 & TIER 2 CAPITAL                                             3,557

       TIER 1/TOTAL ASSETS                                                     6.46%
       TIER 1 & 2/TOTAL ASSETS                                                 7.42%
       TIER 1/TOTAL RISK-WEIGHTED ASSETS                                       8.40%
       TIER 1 & 2/TOTAL RISK-WEIGHTED ASSETS                                   9.65%


IMPACT OF INFLATION

         The primary impact of inflation on our operations is reflected in increased operating costs. Since our assets and liabilities are primarily monetary in nature, changes in interest rates have a more significant impact on our performance than the general effects of inflation. However, to the extent that inflation affects interest rates, it also affects our net income.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     All financial institutions are significantly affected by fluctuations in interest rates commonly referred to as "interest rate risk." The principal exposure of a financial institution's earnings to interest rate risk is the difference in time between interest rate adjustments or maturities on interest-earning assets compared to the time between interest rate adjustments or maturities on interest-bearing liabilities. This difference is commonly referred to as a financial institution's "gap position." In periods when interest rates are increasing, a negative gap position will result in generally lower earnings as long-term assets are repricing upward slower than short-term liabilities. However during a declining rate environment, the opposite effect on earnings is true, with earnings rising due to long-term assets repricing downward slower than short-term liabilities.

         Rising long term and short term interest rates tend to increase the value of Midwest Loan Services' investment in mortgage servicing rights and improve Midwest Loan Services' current return on these rights by lowering required amortization rates on the rights. Rising interest rates tend to decrease new mortgage origination activity, negatively impacting current income from the Bank's retail mortgage banking operations. Rising interest rates also slow Midwest Loan Services' rate of growth, but increases the duration of its existing subservicing contracts.

      The Bank utilizes a software risk model to determine its overall exposure to changes in interest rates. At December 31, 2000, the model predicts that the Bank's average 12 month GAP as a % of Earning Assets was -28.69%. The model predicts that in a 400 basis point shift upward that the Bank has $154,000 of annual net interest margin at risk, and $137,000 possible increase in annual net interest margin in a 400 basis point shift down environment.

      However, the software model does not account entirely for the convexity of the Bank's long term zero coupon Treasury securities, the optionality of the Bank's Principal Only securities or our servicing rights which act as Interest Only securities. The Bank's securities portfolio is designed to offset a portion of the market value risk associated with the servicing rights. During 2000, the market value of the servicing rights versus book decreased by $51,000 to $165,000 while the market value of the Bank's zero coupon and PO securities increased by $250,000 based on year-end fair market values.

      The Bank also performs a static gap analysis which has limited value as a simulation because of competitive and other influences that are both within and beyond our control and does not take into account the historical variability of deposit balances based on interest rate shifts. The table on the following page details our interest sensitivity gap between interest-earning assets and interest bearing liabilities at December 31, 2000. Certain items in the table are based upon various assumptions that may not necessarily reflect future experience, and therefore, certain assets and liabilities may in fact mature or re-price differently from what is illustrated. The one-year static gap position at December 31, 2000 was estimated at ($24,318,000) or -53.65%:



                 Asset/Liability Position Analysis ($ in 000's)
                            Maturing or Repricing in



                                           3 Mos      91 Days to      1 - 3       3 - 5     Over 5           ALL
ASSETS                                   or Less          1 Year      Years       Years      Years        OTHERS      TOTAL
------                                   -------          ------      -----       -----      -----        ------      -----
    Fed Funds                          $       9               -          -           -          -             -         $9
    Loans - Net                            4,779           4,672     11,343       4,684     10,331             -     35,809
    Non-Accrual Loans                                          -          -           -          -            72         72
    Securities                                 -               -          -           -      2,793             -      2,793
    Other Assets                               -               -          -           -          -         5,066      5,066
    Cash and Due from Banks                    -               -          -           -          -         1,581      1,581
                                    ---------------------------------------------------------------------------------------
       TOTAL ASSETS                        4,788           4,672     11,343       4,684     13,124         6,719     45,330
                                    ---------------------------------------------------------------------------------------

LIABILITIES
-----------

    CD's under $100,000                     $732           2,725        987           4        667             -     $5,115
    CD's over $100,000                    10,605           5,600        214           -        108             -     16,527
    MMDA                                   5,011           5,011          -           -          -             -     10,022
    NOW                                        -               -      3,088           -          -             -      3,088
    Demand and Escrow                          -               -                      -          -         3,073      3,073
    Savings                                    -               -        377           -          -             -        377
    Other Borrowings                       4,094                                      -          -             -      4,094
    Other Liabilities                          -                                      -          -           464        464
    Equity                                     -               -          -           -          -         2,570      2,570
                                    ---------------------------------------------------------------------------------------
      TOTAL LIABILITIES                   20,442          13,336      4,666           4        775         6,107     45,330
                                    ---------------------------------------------------------------------------------------

 GAP                                   $(15,654)        $ (8,664)    $6,677    $  4,680    $12,349          $612          -
                                    =======================================================================================
 CUMULATIVE GAP
                                       $(15,654)        $(24,318)  $(17,641)   $(12,961)   $  (612)            -
                                    ============================================================================

 GAP PERCENTAGE                          -34.53%          -53.65%    -38.92%     -28.59%     -1.35%         0.00%
                                    ============================================================================


The following repricing information is provided for the Bank's investment portfolio, using book values, as of December 31, 2000:

Investment Portfolio Maturities ($ amounts in thousands) and Yield by Type:



                                                 Maturity or Repricing Interval:
                                                 -------------------------------
                                                      Less Than          1 Year to       5 Years to        More Than
                                                       One Year            5 Years         10 Years         10 Years
                                                       --------            -------         --------         --------
U.S. Treasuries and Government Agencies:
  Amount                                                    $0                 $0               $0           $2,280
  Yield                                                      0%                 0%               0%            4.41%




      The following information illustrates maturities and sensitivities of the Bank's loan portfolio to changes in interest rates as of December 31, 2000:

Loan Portfolio Maturities by Type ($ amounts in thousands):



                                                        Maturity Interval:
                                                        ------------------
                                                     Less Than         1 Year to          More Than
                                                      One Year           5 Years            5 Years             Total
                                                      --------           -------            -------             -----
Commercial                                            $  5,051          $  4,962           $  4,828          $ 14,841
Real Estate Mortgage (1)                              $  3,300          $ 10,035           $  2,190          $ 15,525
Installment/Consumer                                  $  1,795          $    984           $  3,061          $  5,840
                                                      --------          --------           --------          --------
      Total                                           $ 10,146          $ 15,981           $ 10,079          $ 36,206
                                                      ========          ========           ========          ========

                                                      Maturity           Maturity
                                                     Less Than          More Than
                                                      One Year           One Year             Total
                                                     ---------          ---------             -----
Total Variable Rate Loans                             $  7,156           $ 13,966           $ 21,122
Total Fixed Rate Loans                                $  2,990           $ 12,094           $ 15,084
                                                      --------           --------           --------
      Total Loans (1)                                 $ 10,146           $ 26,060           $ 36,206
                                                      ========           ========           ========


(1) Excludes loans held for sale of $268 and the allowance for loan losses.

INCOME TAXES

      Income tax expense (benefit) in 2000 was $0, versus $32,524 in 1999 and $(198,592) in 1998. The effective tax (benefit) rate was 0% in 2000, (3.7%) in 1999, and (50.1)% in 1998. No tax benefit was realized in 2000 or 1999 due to loss carryforwards as a result of the net losses from operations.

      In 1996, the Bank, through a subsidiary, purchased a $1,000,000 interest in a partnership investment in Michigan Capital Fund for Housing Limited Partnership I, a Michigan limited partnership, which invested in federal low income housing tax credits. The initial investment consisted of a $50,000 equity purchase and the execution by the subsidiary of a $950,000 promissory note held by this Partnership. Additional capital contributions are made over time to reduce the balance of the note. The purchase of the tax credits increased our deferred federal income tax assets in 2000, 1999 and 1998 and is expected to decrease the amount of federal income taxes we would otherwise pay annually through 2005.

      At December 31, 2000, the Company had available federal income tax loss carryforwards that could be utilized to shelter approximately $2,885,000 in future taxable income. Realization of income tax benefits not recorded in the financial statements is dependent upon generating sufficient future taxable revenue.


LEGAL PROCEEDINGS

         Results in the fourth quarter of 2000 were negatively impacted by legal expense to defend and settle a lawsuit related to the Bank's sale, in November 1999, of its shares in Varsity Mortgage, LLC to Paramount Bank of Farmington Hills, Michigan. Subsequent to the sale, Varsity experienced management problems and a further drop in its business resulting in substantial operating losses. On May 19, 2000, Paramount Bank filed a complaint (Case No. 00-023299-CK) in Oakland County Circuit Court against University Bank and two of its former officers. On December 14, 2000, the parties settled the suit. Total expense to defend and settle the lawsuit was $35,000 and $25,000, respectively, most of which was incurred in the fourth quarter of 2000.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2001.

                                    SUMMARY





         For the three months ended March 31, 2001, the Company made a profit of $25,900 compared to a net loss of $175,392 for the three months ended March 31, 2000. The preferred stock dividends of $10,775 made $15,125 of net income available to common stockholders. Net interest income increased to $390,987 in the 2001 period from $310,394 in the 2000 period, and other income increased to $1,137,016 in the 2001 period from $552,386 in the 2000 period. Operating expenses from continuing operations increased to $1,479,603 in the 2001 period from $1,027,799 in the 2000 period. Basic and diluted net income per share of common in the three months ended March 31, 2001 was $0.01, compared to a net loss of ($0.09) for the three months ended March 31, 2000.

         The Company's return to profitability in 2001 was due to improved results at Midwest Loan Services and decreased losses at University Bank's community banking operation. The following table summarizes the pre-tax income
(loss) of each profit center of the Company for the three months ended March 31, 2001 and 2000 (in thousands):


                                                                                    2001              2000
                                                                                    ----              ----

         Community Banking                                                       $ (122)           $  (230)
         Midwest Loan Services                                                      204                (15)
         Merchant Banking (Michigan BIDCO)                                            0                106
         Corporate Office                                                           (56)               (27)
                                                                                 -------------------------
         Total                                                                   $   26            $  (166)
                                                                                 =========================



RECENT EVENTS

      University Bank posted net income of $198,861 for the five months ended May 31, 2001, and the Bank's 80% owned subsidiary, Midwest Loan Services posted pre-tax income of $567,430 for the five months ended May 31, 2001. During the second quarter, Midwest's largest customer, the mortgage division of one of the top five mortgage firms on Wall Street, decided to significantly scale back the amount of business it was providing to Midwest. As of July 1, 2001, 18,500 loans or 95% of the mortgages subserviced by Midwest for this customer had been transferred to other subservicers including a subsidiary of this Wall Street firm. As of July 1, 2001, Midwest was subservicing approximately 5,600 loans, including 1,000 for this customer.

      Midwest has been increasing its emphasis on mortgage loan originations through its credit union customers. In the first quarter of 2001, Midwest originated an average of 26 loans per month. This has increased to an average of 74 loans per month, including 98 loans originated in June. Management of Midwest expects to be able to replace a substantial portion of the monthly revenue lost from the decreased business from the Wall Street firm with fee income from mortgage originations from its credit union focused Members for Life mortgage origination program. The Wall Street firm generated an average of $154,000 in revenue per month for Midwest in the first quarter of 2001, and an average $209,000 in revenue per month for Midwest in the second quarter of 2001. Midwest's revenues and profits are likely to be lower in the third and possibly fourth quarters of 2001 than in the first half of 2001 as this transition towards higher mortgage origination volume continues.

NET INTEREST INCOME

         Net interest income increased 26% to $390,987 for the three months ended March 31, 2001 from $310,394 for the three months ended March 31, 2000. Net interest income rose primarily because of a higher interest rate spread. The yield on interest earning assets increased from 8.78% in the 2000 period to 9.79% in the 2001 period. The cost of interest bearing liabilities increased from 5.19% in the 2000 period to 5.57% in the 2001 period. Net interest income as a percentage of total earning assets increased from 3.53% to 4.05%.


INTEREST INCOME

         Interest income increased 22% to $943,798 in the quarter ended March 31, 2001 from $772,395 in the quarter ended March 31, 2000. The average volume of interest earning assets increased 9.7% to $39,111,949 in the 2001 period from $35,668,207 in the 2000 period. The increased volume of earning assets was attributable to overall growth in all types of loans. The overall yield on the loan portfolio increased to 9.42% from 9.05% primarily due to better yields on the Bank's commercial portfolio. The yield on investment securities increased to 14.58% from 6.28%, as the Bank significantly reduced the estimated life on a mortgage-backed security due to a decrease in long term interest rates.


INTEREST EXPENSE

         Interest expense increased 19.7% to $552,811 in the three months ended March 31, 2001 from $462,001 in the 2001 period. The increase was due to a large increase in interest bearing liabilities as a result of increased brokered time deposits and other time deposits. Rates increased for all deposit products except savings accounts decreased due to a rising market rates in the latter half of 2000. The increase in retail deposit costs was partially offset by decreased long-term borrowings caused by the exclusion of BIDCO's bonds in 2001. The cost of funds increased to 5.57% in the 2001 period from 5.19% in the 2000 period. The average volume of interest bearing liabilities increased 11.3% in the 2001 period versus the 2000 period.

         The following table summarizes monthly average balances, revenues from earning assets, expenses of interest bearing liabilities, their associated yield or cost and the net return on earning assets for the three months ended March 31, 2001 and 2000.


                                                    Three Months Ended                            Three Months Ended
                                        -------------------------------------------   ---------------------------------------
                                                      March 31, 2001                              March 31, 2000
                                        -------------------------------------------   ---------------------------------------
                                              Average        Interest     Average          Average      Interest    Average
                                              Balance        Inc(Exp)    Yield (1)         Balance      Inc(Exp)   Yield (1)

Interest Earning Assets:
   Commercial Loans                           $ 15,170,445    $ 376,881     10.08%        $ 14,236,447   $317,892      9.06%
   Real Estate Loans                            15,430,983      330,415      8.68%          13,704,147    294,608      8.72%
   Installment/Consumer Loans                    5,444,555      129,892      9.68%           4,314,053    107,355     10.09%
                                              ------------     --------                   ------------   --------
      Total Loans                               36,045,983      837,188      9.42%          32,254,647    719,855      9.05%

   Investment Securities                         2,895,839      104,131     14.58%           3,370,345     52,152      6.28%
   Federal Funds & Bank Deposits                   170,127        2,479      5.91%              43,215        388      3.64%
                                              ------------    ---------                   ------------   --------

      Total Interest Bearing Assets             39,111,949      943,798      9.79%          35,668,207    772,395      8.78%
                                              ------------    ---------                   ------------   --------

Interest Bearing Liabilities:
   Demand Deposits                               3,173,177       22,179      2.83%           3,011,687     20,437      2.75%
   Savings Deposits                                386,583        1,912      2.01%             285,701      1,441      2.05%
   Time Deposits                                23,344,093      361,623      6.28%          14,764,726    218,604      6.00%
   Money Market Accts                            9,974,156      113,276      4.61%          12,776,317    126,370      4.01%
   Short-term Borrowings                         2,519,508       37,638      6.06%           3,161,974     46,355      5.95%
   Long-term Borrowings                            835,963       16,183      7.85%           2,135,000     48,794      9.27%
                                              ------------    ---------                   ------------   --------
      Total Interest Bearing Liabilities        40,233,480      552,811      5.57%          36,135,405    462,001      5.19%
                                              ------------    ---------                   ------------   --------

Net Earning Assets, net interest
  income, and interest rate spread             (1,121,531)      390,987      4.21%            (467,198)   310,394      3.60%
                                              ===========     =========                   ============   ========

Net yield on interest-earning assets                                         4.05%                                     3.53%

(1) Yield is annualized.


ALLOWANCE FOR LOAN LOSSES

         The provision to the allowance for loan losses was increased to $7,500 per month for the quarter ended March 31, 2001 due to rising loan delinquencies and uncertainties in the overall economy. In the prior year period, the provision was reduced to $1,000 for the quarter as a result of management's assessment of improved loan quality and strengthened economy at that time. The Bank went from net charge-offs of $15,834 for the quarter ended March 31, 2000 to net recoveries of $4,742 for the quarter ended March 31, 2001. Illustrated below is the activity within the allowance for the quarter ended March 31 2001 and 2000, respectively.



                                                                      2001            2000
                                                                      ----            ----
Balance, January 1                                               $ 562,997       $ 532,585
Provision for loan losses                                           22,500           1,000
Loan charge-offs                                                    (3,465)        (47,779)
Recoveries                                                           8,207          31,945
                                                        ----------------------------------
Balance, March 31                                                $ 590,239       $ 517,751
                                                        ==================================



                                                At March 31, 2001            At December 31, 2000
                                                -----------------            --------------------
Total loans (1)                                      $ 34,934,853                     $36,206,544
Allowance for loan losses                                 590,239                         562,997
Allowance/Loans % (1)                                        1.69%                           1.55%



The allowance for loan losses is calculated using the following assumptions:


                                                                                                     Ratio Used By
                                                              Bank's Average        Peer Group             Bank in
                                                                      5 Year           Average           Allowance
                                                                  Loss Ratio        Loss Ratio         Calculation
                                                              --------------        ----------       -------------
 Commercial loans, performing (1)                                      0.61%             0.43%               0.61%
 Commercial loans, classified (2)                                        N/A               N/A                 (2)
 Commercial loan commitments to lend                                   0.00%               N/A               0.20%
 Real estate mortgage, performing                                      0.22%             0.07%               0.30%
 Real estate mortgage, classified (3)                                    N/A               N/A                 (3)
 Installment loans to individuals (4)                                  0.00%             0.74%               1.00%
 Home Equity loans, performing (5)                                     0.00%             0.04%               0.50%
 Credit Cards (6)                                                      0.00%             1.83%               2.76%
 Overdrafts (7)                                                          N/A               N/A              15.00%



(1) Performing Loans:
The Bank's actual 5-year average losses were 0.61%, and this is the rate used. Per the FDIC Quarterly Banking Profile (FDIC Profile) the loss rate for loans in the central region is 0.38%. Real estate construction loans are included in commercial loan balances.

(2) Commercial Classified Loans: The allocation for the classified loans was determined by a combination of the risk rating and the collateral value. The loan loss allowance is the greater of the collateral deficiency or the required loan loss allowance for the risk rating. All loans are rated 1 (highest quality) to 8 (lowest quality), with performing loans rated 1 to 4. A `Special Mention' or `Watch List' loan (5) requires a minimum of a 5% allocation, a `Substandard' loan (6) requires a minimum of a 15% allocation, a `Doubtful loan' (7) requires a minimum of a 50% allocation and a `Loss' loan (8) requires a complete charge-off of the loan.

(3) Classified Residential Mortgages: A specific analysis is used, based on the `Broker Price Opinion' value of the home, less a 15% liquidation expense. If the estimated loss is $0, then a 5% (Watch List) allocation ratio is used to account for increased administration costs and risks associated with the foreclosure process.

(4) Installment loans to individuals: The FDIC Profile loss ratio is 1.39%. All Installment loans are rated A-D, with A being highest quality and D being lowest quality. For loans between 32 -120 days delinquent, an allocation can be taken as follows: `A' & `B' Loans - 2.5%, `C' - 5%, `D' - 15%. The Bank typically gives a 15% allocation for all installment loans over 32 days delinquent. However, a specific analysis, based on the fair market value of the collateral, less liquidation costs was used for secured installment loans greater than 120 days past due.

(5) Home Equity: Term Loans & Lines of Credit: The rate shown above of 0.50% is for Home Equity Term Loans. The allocation ratio for Home Equity Lines of Credit is 0.75% since they carry higher risk since they do not amortize during the life of the loan.

(6) Credit Cards: The FDIC Profile loss ratio is 4.13%.

(7) Overdrafts: Overdrafts generally carry an unusually high risk of loss as they are generally unsecured and are rated the same way as non-performing installment loans with an allocation ratio of 15%.

         The Bank's overall loan portfolio is geographically concentrated in Ann Arbor, Michigan and the future performance of these loans is dependent upon the performance of relatively limited geographical areas. Since the Bank has a limited experience with its loan portfolio in Ann Arbor, the Bank's historical loss ratios may be less than future loss ratios.

The following schedule summarizes the Company's nonperforming assets:



                                                  At March 31, 2001            At December 31, 2000
                                                  -----------------            --------------------
Past due 90 days and over and still accruing (1):

  Real estate                                              $339,812                      $  457,486
  Installment                                                14,000                           4,059
  Commercial                                                      0                         158,299
                                                  -------------------------------------------------
    Subtotal                                                353,812                         619,844

Nonaccrual loans (1):
  Real estate                                               145,175                          72,375
  Installment                                                     0                               0
  Commercial                                                      0                               0
                                                  -------------------------------------------------
    Subtotal                                                145,175                          72,375

                                                  -------------------------------------------------
Other real estate owned                                     399,623                         340,881
                                                  -------------------------------------------------

Total nonperforming assets                                 $898,610                      $1,033,100
                                                  =================================================


                                                  At March 31, 2001            At December 31, 2000
                                                  -----------------            --------------------
Ratio of nonperforming
assets to total loans (1)                                      2.57%                           2.85%
                                                  =================================================


Ratio of loans past due
over 90 days and nonaccrual
loans to loan loss
allowance                                                        85%                            123%
                                                  =================================================


(1) Excludes loans held for sale which are valued at fair market value.

         In early July 2001, the Bank's loan portfolio has a level of loan delinquencies slightly less than the level at December 31, 2000. Loan originations during the first quarter of 2001 were modest and the size of the portfolio actually decreased as management directed lending personnel to focus on reducing delinquencies during the quarter and act proactively in light of a possible recession. If the current economic slowdown becomes a recession, loan delinquencies would likely increase, negatively impacting net interest income. By focusing on administration rather than origination, lower loan originations in the first quarter of 2001 reduced potential net interest income in future periods.

         Other real estate owned at March 31, 2001 and December 31, 2000 includes a commercial development site in Sault Ste. Marie, Michigan, which based on a recent appraisal, management believes has a fair market value more than its carrying cost of $266,079 at March 31, 2001. The Bank executed an agreement to sell the property to a commercial developer who is planning a major development on the site. The purchase price will be determined by averaging two new appraisals.

         Economic conditions in the Bank's primary market area in Ann Arbor were stable but soft during the period ended March 31, 2001. Management believes that the current allowance for loan losses is adequate to absorb losses inherent in the loan portfolio, although the ultimate adequacy of the allowance is dependent upon future economic factors beyond the Company's control. A downturn in the general nationwide economy will tend to aggravate, for example, the problems of local loan customers currently facing some difficulties, and could decrease residential home prices. A general nationwide business expansion could conversely tend to diminish the severity of any such difficulties.

NON-INTEREST INCOME

         Total non-interest income increased 106% to $1,137,016 for the three months ended March 31, 2001 from $552,386 for the three months ended March 31, 2000. The significant increase was primarily due to loan servicing and subservicing fees and loan set-up fees resulting from the increased servicing and subservicing portfolios at Midwest Loan Services. Midwest increased its mortgage subservicing contracts by over 370% since March 2000 to $2.75 billion as a result of increased business with the mortgage-banking subsidiary of a major Wall Street firm. Management was informed on April 26, 2001 that this customer intends to cut back its volume of business in the third quarter of 2001 by at least 50% and possibly 90% from the current levels. This firm also committed to a new strategic partnership that will allow Midwest to offer a unique type of loan servicing program targeted at credit union mortgage origination. Management believes that the long-term impact of this change will have a positive impact on earnings as the new program is rolled out, however, it will negatively impact income in the third and possibly fourth quarters of 2001.

         At March 31, 2001, the Bank and Midwest owned the rights to service mortgages for Freddie Mac, Fannie Mae and other institutions, most of which was owned by Midwest, and the remainder by the Bank. The carrying value of these servicing rights was $572,204 at March 31, 2001. Based on recent comparable sales and indications of market value from industry brokers, management believes that the current market value of the Bank's portfolio of mortgage servicing rights approximates cost. Market interest rate conditions can quickly affect the value of mortgage servicing rights in a positive or negative fashion, as long-term interest rates rise and fall. The amortization of these rights is based upon the level of principal paydowns received and expected prepayments of mortgage loan customers of Midwest and the Bank.

         Michigan BIDCO. The significant increase in 2001 was partly offset by the loss of merchant banking income from Michigan BIDCO, because the BIDCO is no longer consolidated with the results of the Company. In May 2000, the BIDCO converted or redeemed all outstanding bonds into common stock of Michigan BIDCO, thus diluting the Company's ownership to 28.8%. Management of the BIDCO has requested to repurchase the shares held by University Bank, but is awaiting regulatory approval to do so. Management of the Bank and BIDCO has already approved the transaction.

NON-INTEREST EXPENSE

         Non-interest expense increased 44% to $1,479,603 in the three months ended March 31, 2001 from $1,027,799 for the three months ended March 31, 2000. The increase was primarily the result of increased personnel costs at Midwest Loan Services due to the explosive growth. Decreased legal and audit expenses were offset by increases in consultant fees, occupancy expense and higher costs for supplies and postage.

         Non-interest operating expense for only the parent company increased to $28,774 for the quarter ending March 31, 2001 from $7,943 for the same period in 2000. The increase was primarily due to amortization and higher legal, audit and consulting costs associated with maintaining the public listing.

         Internet Banking. The Bank has developed an on-line banking system and is currently completing compliance, functionality and firewall testing to make the product available to customers.

CAPITAL RESOURCES

         The table below sets forth the Bank's risk based assets, capital ratios and risk-based capital ratios of the Bank. At March 31, 2001, the Bank was considered "well-capitalized".



0% RISK CATEGORY                                                                 Balance Sheet      Risk Weighted Assets
                                                                             ------------------------------------------

     Currency & Coin                                                                   356                    -
     US Treasury Strip                                                                 445                    -
     Cash maintained at Federal Reserve Balance                                         26                    -
                                                                             ------------------------------------------
     TOTAL                                                                             827                    -

20% RISK CATEGORY
     Interest-bearing Balances                                                         130                   26
     Federal funds sold                                                              1,506                  301
     U.S. Government agency sponsored securities                                     2,439                  488
     Cash items                                                                        253                   51
     Balances due from depository institutions                                       1,127                  225
                                                                             ------------------------------------------
     TOTAL                                                                           5,455                1,091

50% RISK CATEGORY
     Qualifying 1st liens on 1-4 family residential mortgages                       13,792                6,896
                                                                             ------------------------------------------
     TOTAL                                                                          13,792                6,896

100% RISK CATEGORY
     All other Assets                                                               27,122               27,122

     Items Excluded from Total Assets Calculation                                     (331)                (147)
                                                                             ------------------------------------------
     TOTAL ASSETS                                                                   46,865               34,962
                                                                             ==========================================

     TIER 1 CAPITAL                                                                Balance
     --------------                                                                -------
     Common Stock                                                                      200
     Surplus                                                                         4,733
     Undivided Profits & Capital Reserves                                           (1,731)
     Minority Interest                                                                 314
     Other identifiable Intangible Assets                                    -----------------
                                                                                       (57)
                                                                             -----------------
        TOTAL TIER 1 CAPITAL                                                         3,459

     TIER 2 CAPITAL
     --------------
     Allowance for loans & lease losses (less excess)                                  439
                                                                             -----------------
        TOTAL TIER 2 CAPITAL                                                           439
                                                                             -----------------
        TOTAL TIER 1 & TIER 2 CAPITAL                                                3,898

           TIER 1/TOTAL ASSETS                                                        7.38%
           TIER 1 & 2/TOTAL ASSETS                                                    8.32%
           TIER 1/TOTAL RISK-WEIGHTED ASSETS                                          9.89%
           TIER 1 & 2/TOTAL RISK-WEIGHTED ASSETS                                     11.15%

LIQUIDITY

         Bank Liquidity. The Bank's primary sources of liquidity are customer deposits, scheduled amortization and prepayments of loan principal, cash flow from operations, maturities of various investments, borrowings from correspondent lenders secured by securities, residential mortgage loans and/or commercial loans. In addition, the Bank invests in overnight federal funds. At March 31, 2001, the Bank had cash and cash equivalents of $3,398,423. The Bank has a line of credit for $5.5 million secured by investment securities and residential mortgage loans and a line of credit for $2.3 million secured by commercial loans. In order to bolster liquidity from time to time, the Bank also sells brokered time deposits. At March 31, 2001, the Bank had $12.9 million of these deposits outstanding.

         Bancorp Liquidity. In an effort to maintain the Bank's Tier 1 capital to assets ratio above 7% and to increase capital through retained earnings, management does not expect that the Bank will pay dividends to the Company during 2001 or 2002. Management intends to raise additional capital through a stock rights offering anticipated to take place during 2001. This capital is needed for the Company's operating expenses and for the expected principal reductions on the Company's long-term borrowings. These borrowings totaled $969,410 and $926,130 at March 31, 2001 and December 31, 2000, respectively.

         At March 31, 2001, $529,000 was payable to another financial institution. Long-term borrowings at March 31, 2001 also includes $227,506 of a note payable to another financial institution with respect to a low-income housing partnership investment by University Insurance and Investment Services. Long-term borrowings at March 31, 2001 also includes $212,904 of equity conversion notes of the Company which are redeemable by the Company only in the context of an offering of additional shares of common stock. These equity conversion notes have no set maturity date and interest payments are deferred until maturity.

         At March 31, 2000, long-term borrowings included $1,123,000 of bonds issued by Michigan BIDCO, Inc. These bonds were converted or redeemed in May of 2000 by BIDCO.

         The Company also has authorized 500,000 shares of preferred stock with a liquidation value of $1,000 per share. 725 shares, or $725,000 was issued in November 2000 to help boost capital levels, and another 522 shares, or $522,000 was issued in 2001 and $300,000 of the proceeds contributed to University Bank. These shares are 6% cumulative, non-voting, and convertible into common stock of the Company. It is anticipated that these shares will be redeemed with proceeds from the expected stock rights offering scheduled for 2001.


IMPACT OF INFLATION

         The primary impact of inflation on the Company's operations is reflected in increased operating costs. Since the assets and liabilities of the Company are primarily monetary in nature, changes in interest rates have a more significant impact on the Company's performance than the general effects of inflation. However, to the extent that inflation affects interest rates, it also affects the net income of the Company.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     All financial institutions are significantly affected by fluctuations in interest rates commonly referred to as "interest rate risk." The principal exposure of a financial institution's earnings to interest rate risk is the difference in time between interest rate adjustments or maturities on interest-earning assets compared to the time between interest rate adjustments or maturities on interest-bearing liabilities. Such difference is commonly referred to as a financial institution's "gap position." In periods when interest rates are increasing, a negative gap position will result in generally lower earnings as long-term assets are repricing upward slower than short-term liabilities. However during a declining rate environment, the opposite effect on earnings is true, with earnings rising due to long-term assets repricing downward slower than short-term liabilities.

         Rising long term and short term interest rates tend to increase the value of Midwest Loan Services' investment in mortgage servicing rights and improve Midwest Loan Services' current return on such rights by lowering required amortization rates on the rights. Rising interest rates tends to decrease new mortgage origination activity, negatively impacting current income from the retail mortgage banking operations of the Bank and Midwest Loan Services. Rising interest rates also slow Midwest Loan Services' rate of growth, but increases the duration of its existing subservicing contracts.

     The Bank performs a static gap analysis which has limited value as a simulation because of competitive and other influences that are beyond the control of the Bank. The table on the following page details the Bank's interest sensitivity gap between interest-earning assets and interest-bearing liabilities at March 31, 2001. The table is based upon various assumptions of management which may not necessarily reflect future experience. As a result, certain assets and liabilities indicated in the table as maturing or re-pricing within a stated period may, in fact, mature or re-price in other periods or at different volumes. The one-year static gap position at March 31, 2001 was estimated to be ($19,051,000) or -40.65%.

             Asset/Liability Position Analysis as of March 31, 2001
                         (Dollar amounts in thousand's)
                            Maturing or Repricing in



                            3 Months    91 Days to      1 - 3       3 - 5      Over 5        All
ASSETS                      or Less       1 Year        Years       Years       Years      Others        Total
------                      -------       ------        -----       -----       -----      ------        -----
Cash and Due from Banks         130            -            -           -           -       1,762        1,892

Federal Funds Sold            1,506            -            -           -           -           -        1,506
Securities                        -            -            -           -       2,884           -        2,884


Loans - Net                   9,490        1,801       12,884       5,818       5,673        (590)      35,076
Non-Accrual Loans                 -            -            -           -           -         145          145

Other Assets                      -          953            -           -           -       4,409        5,362
                             ---------------------------------------------------------------------------------
      TOTAL ASSETS           11,126        2,754       12,884       5,818       8,557       5,726       46,865
                             ---------------------------------------------------------------------------------

LIABILITIES
Demand deposits                   -            -            -           -           -       2,288        2,288
NOW accounts                      -            -        3,675           -           -           -        3,675

Savings accounts                  -            -          371           -           -           -          371

Money Market accounts         4,613        4,613            -           -           -           -        9,226

CD's under $100,000           3,658       13,148        2,065           5         436           -       19,312

CD's over $100,000            4,682        1,989          749           -         110           -        7,530
Other Borrowings                  -          228            -           -           -           -          228
Other Liabilities                 -            -            -           -           -       1,368        1,368
Equity                            -            -            -           -           -       2,867        2,867
                             ---------------------------------------------------------------------------------
      TOTAL LIABILITIES      12,953       19,978        6,860           5         546       6,523       46,865
                             ---------------------------------------------------------------------------------

      GAP                    (1,827)     (17,224)       6,024       5,813       8,011        (797)           -
                             =================================================================================

      CUMULATIVE
      GAP                    (1,827)     (19,051)     (13,027)     (7,214)        797           -
                             ====================================================================

      GAP
      PERCENTAGE              -3.92%      -40.65%      -27.80%     -15.39%       1.70%       0.00%
                             ====================================================================


LEGAL PROCEEDINGS

      There are no material pending legal proceedings to which the Company or any of its subsidiaries is party or to which any of their properties are subject.

                             PRINCIPAL SHAREHOLDERS

         Set forth below is information with respect to number and percentage of outstanding shares of University Bancorp beneficially owned by certain persons, including those known to us to own beneficially more than 5% of University Bancorp's outstanding common stock, the directors of University Bancorp individually and the directors and officers of University Bancorp as a group. The information in the table is as of July 20, 2001, except as otherwise indicated.

                                                                   Amount and
                                                  Title             Nature of
                                                    of             Beneficial                                Percent
Name and Address                                  Class           Ownership (1)       Notes                  Of Class
----------------                                  -----           -------------       -----                  --------

Joseph Louis Ranzini, Esq.                       Common             201,556          (4)(11)                   8.25%
c/o University Bank                              Stock
959 Maiden Lane
Ann Arbor, MI 48105
                                               Preferred              323            (4)(11)                  25.90%
                                                 Stock

Mildred Ranzini                                  Common              60,000          (5)                       3.62%
c/o University Bank                              Stock
959 Maiden Lane
Ann Arbor, MI 48105
                                               Preferred              139                                     11.15%
                                                 Stock

Stephen Lange Ranzini                            Common            1,017,640         (3)(6)(10)               41.66%
c/o University Bank                              Stock                               (11)
959 Maiden Lane
Ann Arbor, MI 48105
                                               Preferred              760            (11) (12)                60.95%
                                                 Stock

Paul Lange Ranzini                               Common            1,150,623         (2)(3)(10)               48.44%
5312 Manitowoc Pkwy                              Stock
Madison, WI 53705-4711

Dr. Joseph Lange Ranzini                         Common            1,008,060         (2)(3)(10)               41.27%
675 Cherry Avenue                                Stock
Waynesboro, VA 22980

Dr. Angela Ranzini                             Preferred              186               (12)                  14.92%
21 Williamsburg Court                            Stock
Skillman, NJ 08538

Keith E. Brenner                                 Common              35,822          (7)(9)                    1.47%
135 Green Meadow Lane                            Stock
Boulder, CO 80302

Robert Goldthorpe                                Common              42,810            (9)                     1.75%
2564 Helmer Street                               Stock
McMillan, MI 49853




                                                              Amount and
                                                               Nature of
                                                Title of      Beneficial                           Percent
Name and Address                                 Class       Ownership (1)         Notes          Of Class
----------------                                 -----       -------------         -----          --------


Michael Talley                                   Common          15,000             (9)           0.61%
55 Payson Ave. #4I                               Stock
New York, NY 10034

Ranzini Family Trust                             Common         480,000             (2)          19.65%
(dated 11/8/90)                                  Stock
c/o University Bank
959 Maiden Lane
Ann Arbor, MI 48105

Ranzini Family Trust                             Common         290,958             (3)          13.25%
(dated 12/20/89)                                 Stock
c/o University Bank
959 Maiden Lane
Ann Arbor, MI 48105
                                               Preferred           99                             7.94%
                                                 Stock

Ranzini Family Trusts                            Common         379,665            (10)          15.54%
(of 1996)                                        Stock
c/o University Bank
959 Maiden Lane
Ann Arbor, MI 48105

Mildred Ranzini Trust                          Preferred          114             (5)(12)         9.14%
c/o University Bank                              Stock
959 Maiden Lane
Ann Arbor, MI 48105

Clare Family Trust                               Common          15,000            (11)           1.77%
c/o University Bank                              Stock
959 Maiden Lane
Ann Arbor, MI 48105
                                               Preferred          130              (11)          11.71%
                                                 Stock

All Current Officers and Directors, as a         Common        1,408,495                         65.89%
Group                                            Stock

                                               Preferred         1,108                           88.85%
                                                 Stock


(1) Unless otherwise indicated, the indicated person is believed to have sole voting and investment power over shares indicated as beneficially owned by this person.

(2) Includes 480,000 shares of common stock held by an irrevocable trust, the primary beneficiary of which is Stephen Lange Ranzini. The trustees of the trust are Dr. Joseph Lange Ranzini and Paul Lange Ranzini.

(3) Includes 290,958 shares of common stock and 99 shares of preferred stock held by an irrevocable trust, the primary beneficiaries of which are Joseph Louis Ranzini's five adult children, including Stephen Lange Ranzini, Dr. Joseph Lange Ranzini and Paul Lange Ranzini. The trustees of the trust are Stephen Lange Ranzini, Dr. Joseph Lange Ranzini and Paul Lange Ranzini. Stephen Lange Ranzini and each of his siblings are entitled to one-fifth or 58,192 of the shares of common stock and 19.8 shares of the preferred stock held under the terms of the trust.

(4) Excludes 480,000 shares of common stock referred to in note (2) above, the 290,958 shares of common stock and 99 shares of preferred stock referred to in note (3) above, or the 379,665 shares of common stock referred to in note (11)below, as to which Joseph Louis Ranzini disclaims voting and investment power.

(5) Mildred Ranzini disclaims beneficial ownership of shares of common stock owned by her spouse, Joseph Louis Ranzini. Does not include the shares held in the trust referred to in note 12 as to which Mildred Ranzini is the primary beneficiary.

(6) Includes 22,132 shares of common stock which represent Stephen Lange Ranzini's current accrued allocation of shares of common stock under the University Bancorp, Inc. Employee Stock Ownership Plan (ESOP). Does not include the shares held in the trust referred to above in note (2) as to which Stephen Lange Ranzini is the primary beneficiary.

(7) Includes shares of common stock owned beneficially by Keith Brenner's retirement plan, and also includes 531 shares of common stock owned by Keith Brenner's minor children.

(8) Does not include shares held by the University Bancorp, Inc. ESOP, other than the accrued allocation of shares thereunder to Stephen Lange Ranzini referred to in note (6) above.

(9) Currently exercisable options on 15,000 shares of common stock are held by each of Keith Brenner, Robert Goldthorpe, and Michael Talley option to purchase 15,000 shares each of common stock. The shares subject to their respective option have been included with their respective holdings and in the total shares held by all current officers and directors as a group.

(10) Includes shares held by the thirteen Ranzini Family Trusts of 1996, which collectively hold 379,665 shares of common stock. Stephen Lange Ranzini and Paul Lange Ranzini as trustees disclaim beneficial ownership of 379,665 shares of common stock each held by trusts for which they are trustees, and which are included in the shares above. Dr. Joseph Lange Ranzini as trustee disclaims beneficial ownership of 204,435 shares of common stock held by trusts for which he is trustee.

(11) Includes shares held by Clare Family Trust, which holds 15,000 shares of common stock and 130 shares of preferred stock. Stephen Lange Ranzini and Joseph Louis Ranzini as trustees disclaim beneficial ownership of these shares held by the Trust for which they are trustees.

(12) Includes shares held by the Mildred Ranzini Trust, which holds 114 shares of preferred stock. Stephen Lange Ranzini and Dr. Angela Ranzini as trustees disclaim beneficial ownership of these shares held by the Trust for which they are trustees.

(13) The total number of shares of common stock held by the Ranzini Group (Joseph Louis Ranzini, Stephen Lange Ranzini, Mildred Ranzini, Paul Lange Ranzini, Dr. Angela Ranzini, Dr. Joseph Lange Ranzini and the various Ranzini Family Trusts) and the shares included in note (6), above, is 1,377,863. The total number of shares of preferred stock held by the Ranzini Group is 1,247.


                                   MANAGEMENT

     Joseph Louis Ranzini and Stephen Lange Ranzini are the executive officers of University Bancorp. Officers serve at the discretion of the Board of Directors and generally are elected annually by the shareholders.

     The Board of Directors oversees the management of our Company. The Board of Directors held 5 regular meetings in 1999 and one director missed one meeting as a result of conflicting travel plans. The Board of Directors had four meetings in 2000, and one in 2001. The Board of Directors has an Audit Committee consisting of Board members Keith Brenner, Michael Talley and Robert Goldthorpe. This committee met once during 2000 and once during 2001. The Compensation Committee consists of Board members Stephen Lange Ranzini, Joseph Louis Ranzini and Michael Talley. The Compensation Committee met once in each 2000 and 2001. The Board does not have a Nominating Committee.

     Biographical information concerning the directors and officers of University Bancorp is set forth below:

     Stephen Lange Ranzini, age 36, has been President, CEO and a director of University Bancorp or its Predecessors since July 1988, and served as the Treasurer of University Bancorp and its Predecessors from July 1988 to December 1995. Since July 1991, Mr. Ranzini has been a director of CityFed Financial Corp., a former savings and loan holding company now based in Massachusetts. Since May 1993, Mr. Ranzini has also served as the Treasurer and a Director of Michigan BIDCO. Since December 1995, Mr. Ranzini has been Treasurer and a Director of Northern Michigan Foundation, a non-profit community development lending organization that shares common senior management with BIDCO. Since March 1994, Mr. Ranzini has served as a director of University Bank and has held various senior management positions with the bank, including that of President of the Bank between October 1994 and November 1995 and again since November 1997. Between December 1995 and October 1997 he served as the Bank's Senior Vice President - Mortgage Banking, supervising the Bank's subsidiaries: Arbor Street LLC, Midwest Loan Services, Inc., Varsity Funding, LLC., and Varsity Mortgage, LLC. Since May 1997, he has been a director of Municipal Bankers Corporation, a Toronto Stock Exchange listed financial services company based in Toronto, Canada. Stephen is the son of Joseph Louis and Mildred Ranzini and the brother of Joseph Lange Ranzini and Paul Lange Ranzini.


     Joseph Louis Ranzini, Esq., age 72, has been Chairman of the Board, a director and Secretary of University Bancorp or of predecessor corporations merged into University Bancorp (the "Predecessors") since July 1988. Mr.

Ranzini has been a Director of University Bank since July 1988 and served as Chairman of the Board from March 1994 to January 1996 and Secretary since November 1997. Since May 1993, Mr. Ranzini has served as the President and Chairman of the Board of Michigan BIDCO, Inc. Since December 1995, Mr. Ranzini has been President and Chairman of the Board of Northern Michigan Foundation. Joseph Louis Ranzini is the father of Stephen Lange Ranzini.

     Keith Brenner, age 56, has served as a director since October 1985, and also as the President and Treasurer of the Predecessors of our firm when it was known as Fortune 44 Company and manufactured and sold fortune cookies, from inception until December 31, 1989. Since the fourth quarter of 1988, Mr. Brenner has been President and owner of Brenner & Associates, a strategic planning and marketing consulting firm, located in Boulder, Colorado.

     Robert Goldthorpe, age 64, has served as a director of University Bancorp since April 1996. Mr. Goldthorpe also served as a Director of University Bank from September 1992 to January 1996. For more than the past five years, Mr. Goldthorpe has been President of Goldthorpe Enterprises, a diversified holding company with operations in the central and eastern portion of the Upper Peninsula of Michigan, with investments in hotels, restaurants, apartment buildings, a hardware store, and the construction and contracting business.

     Dr. Joseph Lange Ranzini, age 41, has served as a director of University Bancorp since April 1996. Mr. Ranzini has a B.A. from Dartmouth College and a medical degree from the University of Virginia. Mr. Ranzini has been in a general surgery private practice since 1992 when he completed his residency. Dr. Joseph Lange Ranzini is the brother of Stephen Lange Ranzini.

     Mildred Lange Ranzini, age 68, has been a director of University Bancorp or its Predecessors since July 1988, and has served as Assistant Secretary since January 1990. Mrs. Ranzini holds a M. Div. from Princeton Theological Seminary, a Masters Degree in Education from Columbia University and a B.A. from Wellesley College. Mrs. Ranzini has not otherwise held an active business position during the prior five years. Mildred Lange Ranzini is the mother of Stephen Lange Ranzini.

     Paul Lange Ranzini, age 40, has served as a director of University Bancorp since April 1996. He is the Managing Editor at A-R Editions and a Doctoral Candidate in Music History and Theory at the University of Chicago. He has attended the University of Chicago since 1989, except in 1994 and 1995, when he earned a Fulbright Fellowship to Germany for Dissertation Research. At the University of Chicago, he was also employed part-time as the computer data center manager at the University's International House. Mr. Ranzini has two Masters, an M.A. in Musicology and an M.M. in Organ and Church Music from the University of Michigan and a B.A. in Philosophy from the College of William and Mary. Paul Lange Ranzini is the brother of Stephen Lange Ranzini.

     Michael Talley, age 49, has served as a director of University Bancorp or its predecessors since 1988. Since March 1990, Mr. Talley has served as an Account Executive at Ladenburg, Thalmann & Co. Inc, a financial services firm in New York, New York.

     There is no family relationship between any current director or executive officer of University Bancorp and any other current director or executive officer of University Bancorp, except as indicated above.

DIRECTOR COMPENSATION

         The Company has not paid any directors' fees and does not intend to pay directors' fees in the forseeable future. Generally, in lieu of directors' fees non-employee directors receive options to purchase stock upon becoming a member of the Board.

EXECUTIVE COMPENSATION

          The Company is required to disclose information for all persons who had total annual salary and bonus in excess of $100,000. Compensation information is provided for Stephen Lange Ranzini, the only executive officer who met such criteria:

                           SUMMARY COMPENSATION TABLE

                                                                                  Long-Term
                                        Annual Compensation                       Compensation Awards
                                        -------------------                       -------------------
                                                                                                      Securities
Name and                                                                            Restricted        Underlying
Principal                                                                              Stock           Options/
Position                      Year         Salary         Bonus        Other          awards          SARs (#)
--------                      ----         ------         -----        -----          ------          --------

Stephen Lange Ranzini,        2000        $  82,404       $ 0         $  3,863        $ 0              None
President & CEO                                  (1)                        (2)
Stephen Lange Ranzini,        1999        $ 105,365       $ 0           $6,750        $ 0              None
President & CEO                                  (1)                     (2)(3)

Stephen Lange Ranzini,        1998        $ 110,281       $ 0         $ 10,715        $ 0              None
President & CEO                                  (1)                     (2)(4)




(1) Includes salary of $18,750, $45,400, and $45,500, from Michigan BIDCO for 2000, 1999, 1998, respectively, for which Mr. Ranzini served as Treasurer.

(2) Includes SEP IRA pension payments of $3,863, $6,750, and $6,750 from Michigan BIDCO for 2000, 1999, 1998, respectively.

(3) At the end of fiscal year ended December 31, 1999, 22,132 shares of our common stock were allocated to Mr. Ranzini under the University Bancorp ESOP. Mr. Ranzini's rights in all of all these shares are vested. Valued at $1.25 per share, the last sale price of the Company's common stock on December 31, 2000, the aggregate value of such shares was $27,665. Mr. Ranzini is entitled to an allocation for 1999 and 2000, however, the allocation has not yet been finalized.

(4) Allocation under the University Bancorp ESOP of 1,220 shares of our common stock to Mr. Ranzini in June 1998.

          No options to purchase shares of common stock were granted to Stephen Lange Ranzini during 2000, 1999 or 1998. Except as indicated in the table above, Stephen Lange Ranzini did not receive during the three fiscal years ended December 31, 2000 or hold at December 31, 2000, any stock options, SAR grants or long term incentive plan awards. The Company does not have a defined benefit or actuarial pension plan.

                          CERTAIN RELATED TRANSACTIONS

      In May 1993, a Rural Business and Industrial Development Company now called Michigan BIDCO, Inc. was established. In 1995 and 1996, University Bancorp purchased a total of $197,000 principal amount of 9% convertible debentures of BIDCO for $203,000, convertible into 131 shares of BIDCO's shares, representing 4.97% of BIDCO's shares on a fully diluted basis. In order to fund our working capital needs, during 1998 a total of $136,000 convertible debentures of BIDCO were sold to various affiliates of Joseph L. Ranzini and Stephen Lange Ranzini at the then current adjusted book value of BIDCO, for a total of $157,436. During 1999 a total of $34,000 convertible debentures of BIDCO were sold to various affiliates of Joseph L. Ranzini and Stephen Lange Ranzini and employees of the BIDCO at the then current adjusted book value of BIDCO, for a total of $42,337.

      Joseph L. Ranzini is the President and Chairman of the Board of BIDCO and Stephen Lange Ranzini is the Treasurer. Stephen Lange Ranzini received $52,150 in salary, SEP IRA and board fee compensation from BIDCO in 1999. Joseph L. Ranzini received $98,338 in salary, SEP IRA and board fee compensation from BIDCO.

      The BIDCO has, by general policy of its Board of Directors, a loan and investment in one borrower limit of $500,000. From time to time, the BIDCO receives loan and investment proposals from third parties requesting an investment by the BIDCO in excess of this $500,000 limit. In this event, the BIDCO has in certain instances formed single purpose limited liability companies whose members, including Joseph and Stephen Ranzini, are directors, shareholders and bondholders of the BIDCO to fund amounts over the $500,000 limit. The outside investor groups invest on a pro rata, parri passu (equal) basis with the BIDCO.

      In 1995, the Bank, through a 98%-owned subsidiary, Arbor Street LLC (Michigan), purchased $1,000,000 in federal low income housing tax credits through a partnership investment in Michigan Capital Fund for Housing Limited Partnership I, a Michigan limited partnership. The investment consisted of a $50,000 equity purchase and the execution by Arbor Street LLC of a $950,000 promissory note held by the Partnership. In connection with the execution of the Partnership Note, the Partnership required Joseph L. Ranzini and the Ranzini Family Trust dated 12/20/89 to personally guarantee the Note, because the Bank was prohibited from doing so by state banking regulations. In exchange for arranging for the guaranty of the Note, Joseph L. Ranzini and Stephen Lange Ranzini each received a 1% interest in Arbor Street LLC. At year-end 1998, Stephen Lange Ranzini and Joseph L. Ranzini conveyed their 2% interest in Arbor Street LLC to a subsidiary of the Bank for no consideration. During 1999, Arbor Street LLC was dissolved and the partnership investment in the low income housing tax credit limited partnership was conveyed to University Insurance & Investment Services, another subsidiary of University Bank. In August 2000, Joseph L. Ranzini paid on behalf of University Insurance & Investment Services the annual installment of $141,142 on the promissory note (and subsequently paid interest of $7,585) to the Partnership and we continue to reflect this as a liability until we resolve this matter.

      We maintain an investment securities account with Ladenburg Thalmann & Co. Inc. Michael Talley, a director of University Bancorp, receives commissions on the transactions in this account. We pay commissions at rates which are comparable to those paid in its other investment securities accounts at other brokerage firms.

                           SUPERVISION AND REGULATION

      We are extensively regulated under federal law and state laws. Federal and state laws and regulations generally applicable to financial institutions and their holding companies regulate, among other things:

   -  the scope of business;
   -  investments;
   -  reserves against deposits;
   -  capital levels relative to operations;
   -  lending activities and practices;
   -  the nature and amount of collateral for loans;
   -  the establishment of branches;
   -  mergers, acquisitions and consolidations;
   -  dividends;
   -  internal controls


      These laws and regulations are primarily intended to protect depositors and the deposit insurance fund of the Federal Deposit Insurance Corporation, not the Company or its shareholders. The following is a summary of certain statutes and regulations affecting us. The following information is qualified in its entirety by reference to the particular statutory and regulatory provisions.

      Any change in applicable laws, regulations or regulatory policies of various governmental regulatory authorities may have a material effect on our business, operations and prospects. Those authorities include, but are not limited to, the Board of Governors of the Federal Reserve System, the FDIC, the Commissioner of the Michigan Office of Financial and Insurance Services, the Internal Revenue Service, and state taxing authorities. We are unable to predict the nature or extent of the effects that fiscal or monetary policies, economic controls or new federal or state legislation may have on our future business and earnings.

UNIVERSITY BANCORP, INC.

         General. We are a bank holding company registered under the Federal Bank Holding Company Act of 1956. The Federal Reserve Bank of Chicago is our primary regulator. We are also subject to regulation, supervision and examination by the Federal Reserve. We are required to file semi-annual reports with the Federal Reserve and other information as required under the rules of the Board of Governors of the Federal Reserve System. Additionally, the Federal Reserve Board possesses enforcement powers over bank holding companies and their non-bank subsidiaries to prevent or remedy actions that represent unsafe or unsound practices or violations of applicable statutes and regulations. Among these powers is the ability to proscribe the payment of dividends by banks and bank holding companies.

         Acquisitions. We are generally prohibited from engaging in a non-banking activity because we are a bank holding company. We cannot acquire more than 5% of the shares of a company engaged in non-banking activities. We can only acquire direct or indirect control of more than 5% of the voting shares of a company engaged in a banking related activity with the prior approval by the Federal Reserve Board to acquire these shares or by regulatory exemption. The Federal Reserve Board has identified specific banking related activities in which a bank holding company may engage with notice to the Federal Reserve. The Federal Reserve considers managerial, capital, and other financial factors, including the impact on local competition of any proposal and past performance under the Community Reinvestment Act in acting on acquisition or merger application.

         Effective September 29, 1995, bank holding companies may acquire banks located in any state in the United States without regard to geographic restrictions or reciprocity requirements imposed by state law, but subject to certain conditions, including limitations on the aggregate amount of deposits that may be held by the acquiring company and all of its insured depository institution affiliates.

         Commitments. In connection with obtaining the consent of the Federal Reserve to a 1989 merger transaction when we gained our listing on the NASDAQ Small-Cap Market, we made certain commitments to the Federal Reserve. We agreed that our Employee Stock Ownership Plan would not purchase more than 10% of the common stock or 5% of any other class of our voting shares, without the prior approval of the Federal Reserve. We also agreed not to incur additional debt or to have the Bank pay dividends to us without the prior approval of the Federal Reserve.

         Capital Requirements. The Federal Reserve Board imposes certain capital requirements on us under the Federal Bank Holding Company Act, including a minimum leverage ratio and a minimum ratio of "qualifying" capital to risk-weighted assets. These requirements are described below under "Capital Regulations". The Federal Reserve uses capital adequacy guidelines in its examination and regulation of bank holding companies. If capital falls below minimum guidelines, a bank holding company may, among other things, be denied approval to acquire or establish additional banks or non-bank businesses. The "prompt corrective action" provisions of federal law and regulation authorizes the Federal Reserve to restrict the payment of dividends to us from an insured bank which fails to meet specified capital levels.

         Source of Strength. In accordance with Federal Reserve Board policy, we are expected to act as a source of financial strength to the Bank and to commit resources to support the Bank in circumstances in which we might not otherwise do so. Under the Federal Bank Holding Company Act, the Federal Reserve may require a bank holding company to terminate any activity or relinquish control of a bank subsidiary if the agency determines that divestiture may aid the depository institution's financial condition. In addition, if the Commissioner deems our Bank's capital to be impaired, the Commissioner may require the Bank to restore its capital by a special assessment upon us as University Bank's sole shareholder. If we were to fail to pay any assessment, the directors of the Bank would be required, under Michigan law, to sell the shares of the Bank's stock owned by us to the highest bidder at either a public or private auction and use the proceeds of the sale to restore the Bank's capital.

         Recent Regulatory Developments. Various bills have been introduced in the Congress that would allow bank holding companies to engage in a wider range of nonbanking activities, including greater authority to engage in securities and insurance activities. While the scope of permissible non-banking activities and the conditions under which the new powers could be exercised varies among the bills, the expanded powers generally would be available to a bank holding company only if the bank holding company and its bank subsidiaries remain well-capitalized and well-managed. The bills also impose various restrictions on transactions between the depository institution subsidiaries of bank holding companies and their non-bank affiliates. These restrictions are intended to protect the depository institutions from the risks of the new non-banking activities permitted to affiliates. At this time, we are unable to predict whether any of the pending bills will be enacted and, therefore, are unable to predict the impact this legislation may have on our operations.


UNIVERSITY BANK

         Primary Regulators. University Bank is a Michigan banking corporation and its deposit accounts are insured by the Bank Insurance Fund (the "BIF") of the FDIC. As a Michigan-chartered commercial bank, University Bank is subject to the examination, supervision, reporting and enforcement requirements of the Commissioner, as the chartering authority for Michigan banks, and the FDIC, as administrator of the BIF. These agencies and the federal and state laws applicable to the Bank and its operations, extensively regulate various aspects of the banking business including, among other things, permissible types and amounts of loans, investments and other activities, capital adequacy, branching, interest rates on loans and on deposits, the maintenance of non-interest bearing reserves on deposit accounts, and the safety and soundness of banking practices. As an insured bank, University Bank is also required to file quarterly reports and other information as required with the FDIC.

         All subsidiaries of University Bank including Midwest Loan Services, University Insurance & Investment Services and University Insurance Center are all also subject to all regulations applicable to University Bank itself, including regular on-site examination by both the FIB and the FDIC.

         Other Regulators. As a FHLMC, FNMA, and HUD Title 1 and Title 2 and HUD multifamily seller/servicer, University Bank's mortgage banking operation, and its mortgage operation subsidiaries, including Midwest Loan Services and Varsity Mortgage are subject to regulation and regular on-site examination by FHLMC, FNMA and HUD. In addition, University Insurance Center and University Insurance & Investment Services are also subject to examination by the State of Michigan's Office of Financial and Insurance Services, Insurance Division.

      Other Regulations. University Bank and its subsidiaries are also subject to various regulations including:

   -  the Community Reinvestment Act;
   -  federal Truth-in-Lending Act;
   -  the Home Mortgage Disclosure Act of 1975;
   -  the Equal Credit Opportunity Act;
   -  the Fair Credit Reporting Act of 1978;
   -  the Fair Debt Collection Act;
   -  the federal Right to Privacy Act;
   -  the Real Estate Settlement Procedures Act;
   -  the Bank Secrecy Act;
   -  the Electronic Funds Transfer Act;
   -  all Federal Reserve regulations;
   -  state usury laws; and
   -  certain federal laws concerning interest rates.

Also, University Bank may not engage in any activity not authorized by the Michigan Banking Code unless it is authorized by the Commissioner of the FIB as being closely related to banking.

      Deposit Insurance. As an FDIC-insured institution, the Bank is required to pay deposit insurance premium assessments to the FDIC. The FDIC has adopted a risk-based assessment system under which all insured depository institutions are placed into one of nine categories and assessed insurance premiums, based upon their respective levels of capital and results of supervisory evaluation.

      Banks classified as well-capitalized, as defined by the FDIC, and considered healthy pay the lowest premium while institutions that are less than adequately capitalized, as defined by the FDIC, and considered of substantial supervisory concern pay the highest premium. Risk classification of all insured institutions is made by the FDIC for each semi-annual assessment period.

      The Federal Deposit Insurance Act ("FDIA") requires the FDIC to establish assessment rates at levels which will maintain the Deposit Insurance Fund at a mandated reserve ratio of not less than 1.25% of estimated insured deposits. Accordingly, the FDIC established the schedule of BIF insurance assessments for the first semi-annual assessment period of 1999, ranging from 0% of deposits for institutions in the lowest risk category to .27% of deposits for institutions in the highest risk category.

      The FDIC may terminate the deposit insurance of any insured depository institution if the FDIC determines, after a hearing, that the institution or its directors have engaged or are engaging in unsafe or unsound practices, or have violated any applicable law, regulation, order, or any condition imposed in writing by, or written agreement with, the FDIC, or if the institution is in an unsafe or unsound condition to continue operations. The FDIC may also suspend deposit insurance temporarily during the hearing process for a permanent termination of insurance if the institution has no tangible capital.

      Commissioner Assessments. Michigan banks are required to pay supervisory fees to the Commissioner to fund the operations of the Commissioner. The amount of supervisory fees paid by a bank is based upon the bank's total assets, as reported to the Commissioner.

      FICO Assessments. Pursuant to federal legislation enacted September 30, 1996, University Bank, as a member of the BIF, is subject to assessments to cover the payments on outstanding obligations of the Financing Corporation
(FICO). FICO was created in 1987 to finance the recapitalization of the Federal Savings and Loan Insurance Corporation, the predecessor to the FDIC's Savings Association Insurance Fund (SAIF) which insures the deposits of thrift institutions. Until January 1, 2000, the FICO assessments made against BIF members may not exceed 20% of the amount of FICO assessments made against SAIF members. Currently, SAIF members pay FICO assessments at a rate equal to approximately 0.063% of deposits while BIF members pay FICO assessments at a rate equal to approximately 0.013% of deposits. Between January 1, 2000 and the maturity of the outstanding FICO obligations in 2019, BIF members and SAIF members will share the cost of the interest on the FICO bonds on a pro rata basis. It is estimated that FICO assessments during this period will be less than 0.025% of deposits.

      Capital Regulations. The FDIC has established the following minimum capital standards for state-chartered, FDIC-insured non-member banks, like University Bank:

   - a leverage requirement consisting of a minimum ratio of Tier 1 capital to total assets of 3% for the most highly-rated banks with minimum requirements of 4% to 5% for all others;
   - and a risk-based capital requirement consisting of a minimum ratio of total capital to total risk-weighted assets of 8%, at least one-half of which must be Tier 1 capital.

Tier 1 capital consists principally of shareholders' equity. These capital requirements are minimum requirements. Higher capital levels will be required if warranted by the particular circumstances or risk profiles of individual institutions. For example, FDIC regulations provide that higher capital may be required to take adequate account of, among other things, interest rate risk and the risks posed by concentrations of credit, nontraditional activities or securities trading activities.

      Federal law provides the federal banking regulators with broad power to take prompt corrective action to resolve the problems of undercapitalized institutions. Depending upon the capital category to which an institution is assigned, the regulators' corrective powers include: requiring the submission of a capital restoration plan; placing limits on asset growth and restrictions on activities; requiring the institution to issue additional capital stock, including additional voting stock, or to be acquired; restricting transactions with affiliates; restricting the interest rate the institution may pay on deposits; ordering a new election of directors of the institution; requiring that senior executive officers or directors be dismissed; prohibiting the institution from accepting deposits from correspondent banks; requiring the institution to divest certain subsidiaries; prohibiting the payment of principal or interest on subordinated debt; and ultimately, appointing a receiver for the institution.

      In general, a depository institution may be reclassified to a lower category than is indicated by its capital levels if the appropriate federal depository institution regulatory agency determines the institution to be otherwise in an unsafe or unsound condition or to be engaged in an unsafe or unsound practice. This could include a failure by the institution, following receipt of a less-than-satisfactory rating on its most recent examination report, to correct the deficiency.

      The extent of the regulators' powers depends on whether the institution in question is "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," or "critically undercapitalized." An institution is critically undercapitalized if it has a tangible equity to total assets ratio that is equal to or less than 2%. An institution is well capitalized if it has a total risk-based capital ratio of 10% or greater, core risk-based capital of 6% or greater, and a leverage ratio of 5% or greater, and the institution is not subject to an order, written agreement, capital directive, or prompt corrective action directive to meet and maintain a specific capital level for any capital measure. An institution is adequately capitalized if it has a total risk-based capital ratio of not less than 8%, a core risk-based capital of not less than 4%, and a leverage ratio of not less than 4%. Under these regulations, as of December 31, 2000 University Bank was "adequately capitalized," and as of March 31, 2001, University Bank was "well capitalized." At December 31, 2000 and March 31, 2001, the Bank's capital position was as follows ($ amounts in thousands):



December 31, 2000                                           Adequately         Actual     Minimum      Actual
-----------------                                           Capitalized         Ratio     Amount       Amount
                                                               Ratio            -----     ------       ------
                                                               -----

Total Capital/Risk-Weighted Assets                               8%             9.7%       $2,948       $3,557
Tier 1 Capital/Risk-Weighted Assets                              4%             8.4%       $1,474       $3,096
Tier 1 Capital/Average Assets                                    4%             6.5%       $1,918       $3,096


March 31, 2001                                           Well Capitalized      Actual     Minimum      Actual
--------------                                                 Ratio            Ratio     Amount       Amount
                                                               -----            -----     ------       ------


Total Capital/Risk-Weighted Assets                              10%             11.1%      $3,496      $3,898
Tier 1 Capital/Risk-Weighted Assets                              6%              9.9%      $2,098      $3,459
Tier 1 Capital/Average Assets                                    5%              7.4%      $2,343      $3,459


      These capital guidelines can affect us is several ways. Our capital levels are currently adequate. However, rapid growth, poor loan portfolio performance, or poor earnings performance, or a combination of these factors, could change our capital position in a relatively short period of time, making an additional capital infusion necessary. In general, if the FDIC's assessment of a Bank's financial and managerial strength changes negatively, the Bank's cost of FDIC insurance will rise in subsequent semi-annual periods. A financial institution may also be ordered to restrict its growth, dispose of certain assets, rescind agreements or contracts, or take other actions as determined by the ordering agency to be appropriate.

      Dividends. Under Michigan law, the Bank is restricted as to the maximum amount of dividends it may pay on its common stock. The Bank may not pay dividends except out of net profits after deducting its losses and bad debts. The Bank may not declare or pay a dividend unless the bank will have a surplus amounting to at least 20% of its capital after the payment of the dividend. If the Bank has a surplus less than the amount of its capital, it may not declare or pay any dividend until an amount equal to at least 10% of net profits for the preceding one-half year (in the case of quarterly or semi-annual dividends) or full-year (in the case of annual dividends) has been transferred to surplus. The Bank may not declare or pay any dividend until the cumulative dividends on preferred stock, should any preferred stock be issued and outstanding, have been paid in full. The Bank's articles of incorporation do not authorize the issuance of preferred stock and there are no current plans to seek this authorization.

     Federal law generally prohibits the Bank from making any capital distribution, including payment of a dividend, or paying any management fee to us if the Bank would thereafter be undercapitalized. The FDIC may prevent the Bank from paying dividends if the Bank is in default of payment of any assessment due to the FDIC. In addition, the FDIC may prohibit the payment of dividends by the Bank, if a payment is determined, by reason of the financial condition of the Bank, to be an unsafe and unsound banking practice.

     Insider Transactions. The Bank is subject to certain restrictions imposed by the Federal Reserve Act including any extensions of credit to us, investments in our stock or other securities, and the acceptance of our stock as collateral for loans. Certain limitations and reporting requirements are also placed on extensions of credit by the Bank to its directors and officers, to our directors and officers, to our principal shareholders, and to "related interests" of the directors, officers and principal shareholders. In addition, federal law and regulations may affect the terms upon which any person becoming one of our directors or officers or one of our principal shareholders may obtain credit from banks with which the Bank maintains a correspondent relationship.

     Safety and Soundness Standards. The federal banking agencies have adopted guidelines to promote the safety and soundness of federally insured depository institutions. These guidelines establish standards for internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation, fees and benefits, asset quality, and earnings. In general, the guidelines prescribe the goals to be achieved in each area, and each institution is responsible for establishing its own procedures to achieve those goals. If an institution fails to comply with any of the standards set forth in the guidelines, the institution's primary federal regulator may require the institution to submit a plan for achieving and maintaining compliance. The preamble to the guidelines states that the agencies expect to require a compliance plan from an institution whose failure to meet one or more of the standards is of the severity that it could threaten the safe and sound operation of the institution. Failure to submit an acceptable compliance plan, or failure to adhere to a compliance plan that has been accepted by the appropriate regulator, would constitute grounds for further enforcement action.

     State Bank Activities. Under federal law and FDIC regulations, FDIC-insured state banks are prohibited, subject to certain exceptions, from making or retaining equity investments of a type, or in an amount, that are not permissible for a national bank. Federal law, as implemented by FDIC regulations, also prohibits FDIC-insured state banks and their subsidiaries, subject to certain exceptions, from engaging as principal in any activity that is not permitted for a national bank or its subsidiary, respectively, unless the bank meets, and continues to meet, its minimum regulatory capital requirements and the FDIC determines the activity would not pose a significant risk to the deposit insurance fund of which the bank is a member. Impermissible investments and activities must be divested or discontinued within certain time frames set by the FDIC in accordance with federal law.

     Consumer Protection Laws. The Bank's business includes making a variety of types of loans to individuals. In making these loans, the Bank is subject to State usury and regulatory laws and to various federal statutes, including:

    - the Equal Credit Opportunity Act;
    - the Fair Credit Reporting Act;
    - the Truth in Lending Act;
    - the Real Estate Settlement Procedures Act; and
    - the Home Mortgage Disclosure Act.

The regulations flowing from these laws which prohibit discrimination, specify disclosures to be made to borrowers regarding credit and settlement costs, and regulate the mortgage loan servicing activities of the Bank, including the maintenance and operation of escrow accounts and the transfer of mortgage loan servicing. In receiving deposits, the Bank is subject to extensive regulation under State and federal law and regulations, including:

    - the Truth in Savings Act;
    - the Expedited Funds Availability Act;
    - the Bank Secrecy Act;
    - the Electronic Funds Transfer Act; and
    - the Federal Deposit Insurance Act.

Violation of these laws could result in the imposition of significant damages and fines upon the Bank and its directors and officers.

      Real Estate Lending Regulations. The federal regulators have adopted uniform standards for appraisals of loans secured by real estate or made to finance improvements to real estate. Banks are required to establish and maintain written internal real estate lending policies consistent with safe and sound banking practises and appropriate to the size of the institution and the nature and scope of its operations. The regulations establish loan to value ratio limitations on real estate loans, which generally are equal to or less than the loan to value limitations established under University Bank's lending policies.

      Branching Authority. Michigan banks, including the Bank, have the authority under Michigan law to establish branches anywhere in the State of Michigan, subject to receipt of all required regulatory approvals, including the approval of the Commissioner and the FDIC.

      The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 allows banks to establish interstate branch networks through acquisitions of other banks, subject to certain conditions, including certain limitations on the aggregate amount of deposits that may be held by the surviving bank and all of its insured depository institution affiliates. The establishment of de novo interstate branches or the acquisition of individual branches of a bank in another state, rather than the acquisition of an out-of-state bank in its entirety, is allowed only if specifically authorized by state law.

      The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 allowed individual states to "opt-out" of interstate branching authority by enacting appropriate legislation prior to June 1, 1997. Michigan did not opt out, and now permits both U.S. and non-U.S. banks to establish branch offices in Michigan. The Michigan Banking Code permits, in appropriate circumstances and with the approval of the Commissioner:

    - the acquisition of all or substantially all of the assets of a Michigan-chartered bank by an FDIC-insured bank, savings bank, or savings and loan association located in another state;
    - the acquisition by a Michigan-chartered bank of all or substantially all of the assets of an FDIC-insured bank, savings bank or savings and loan association located in another state;
    - the consolidation of one or more Michigan-chartered banks and FDIC-insured banks, savings banks or savings and loan associations located in other states having laws permitting this consolidation, with the resulting organization chartered by Michigan;
    - the establishment by a foreign bank, which has not previously designated any other state as its home state under the International Banking Act of 1978, of branches located in Michigan
    - the establishment or acquisition of branches in Michigan by FDIC-insured banks located in other states, the District of Columbia or U.S. territories or protectorates having laws permitting Michigan-chartered banks to establish branches in these jurisdictions.

Further, the Michigan Banking Code permits, upon written notice to the
Commissioner:

    - the acquisition by a Michigan-chartered bank of one or more branches, not comprising all or substantially all of the assets, of an FDIC-insured bank, savings bank or savings and loan association located in another state, the District of Columbia, or a U.S. territory or protectorate;
    - the establishment by Michigan-chartered banks of branches located in other states, the District of Columbia, or U.S. territories or protectorates; and
    - the consolidation of one or more Michigan-chartered banks and FDIC-insured banks, savings banks or savings and loan associations located in other states, with the resulting organization chartered by one of the other states.

MICHIGAN BIDCO

      Michigan BIDCO is regulated and supervised by the Michigan Department of Commerce, Office of Financial and Insurance Services. The BIDCO is examined annually by the Office of Financial and Insurance Services, and is required to make annual filings of financial statements and to maintain a license from the Bureau. Licensing under the terms of the Michigan BIDCO Act conveys certain exemptions upon the BIDCO under Michigan law, which are beneficial to the operations and investment flexibility of the BIDCO. Most importantly, the BIDCO is partially exempt from the state's usury law. As a result, the BIDCO can lend money to a firm and take equity participation in the firm it lends to, with the result that the BIDCO's overall combined yield on the investment and loan can exceed the state's usury limit. The amount of the BIDCO's return from the equity participation or contingent payments is excluded from the calculation to determine compliance with the state's usury limits.

                          DESCRIPTION OF CAPITAL STOCK

      Our authorized capital stock consists of 5,000,000 shares of common stock and 500,000 shares of preferred stock. As of the date of this prospectus, there were 2,027,801 shares of common stock outstanding.

COMMON STOCK

      Common stock does not have cumulative voting or preemptive rights. Each share of common stock is entitled to:

    - one vote per share on all matters;
    - subject to the rights of any outstanding preferred shares, dividends as may be declared by the Board of Directors out of funds legally available to pay dividends;
    - upon liquidation of University Bancorp, share pro rata in its remaining net assets.

      Funds for the payment of dividends by us are expected to be obtained primarily from dividends of University Bank. There can be no assurance that we will have funds available for dividends, or that if they are available, that dividends will be declared by our Board of Directors. As University Bank is not expected to be profitable during its start up period, we do not expect to be in a position to declare dividends in the near future.

      Shares Available for Issuance. The availability for issuance of a substantial number of shares of common stock and preferred stock at the discretion of the Board of Directors will provide us with the flexibility to take advantage of opportunities to issue stock in order to obtain capital, as consideration for possible acquisitions and for other purposes including, for example, the issuance of additional shares through stock splits and stock dividends in appropriate circumstances. There are, at present, no plans, understandings, agreements or arrangements concerning the issuance of additional shares of our capital stock, except for:

    - the shares of common stock reserved for issuance under our stock option plans;

    - shares issued annually to our employees under our Employee Stock Ownership Plan;

      Uncommitted authorized but unissued shares of common stock may be issued from time to time to any person and for the consideration as the Board of Directors of University Bancorp may determine. Holders of the then outstanding shares of common stock may or may not be given the opportunity to vote on any share issue made by the Board of Directors, depending upon the nature of any transaction, applicable law and the judgment of our Board of Directors regarding the submission of the issuance to our shareholders. As noted, our shareholders will have no preemptive rights to subscribe to newly issued shares.

PREFERRED STOCK

         The Company's preferred stock has a par value of $0.001 per share, liquidation value of $1,000 per share, and may be issued from time to time without further stockholder approval in one or more series with the dividend, voting, redemption, liquidation and any other provisions as fixed by the Board of Directors. For example, the Board of Directors, without stockholder approval, can issue preferred stock with voting and conversion rights, which could adversely affect the voting power of the common stockholders. As of July 20, 2001, there were 1,247 shares of 6% cumulative, non-voting, convertible, preferred stock outstanding.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Company has included in its certificate of incorporation a provision eliminating the personal liability of directors and officers to University Bancorp or its shareholders for damages for breach of duty. University Bank has a similar provision in its bylaws. The principal effect of these provisions is to eliminate potential monetary damage actions against any director for breach of his or her duties as a director unless a judgment or other final adjudication establishes that:

      -  his or her acts or omissions were in bad faith;
      - his or her acts or omissions involved intentional misconduct or a knowing violation of law, or
      - he or she personally gained in fact a financial profit or other advantage to which he or she was not legally entitled.

This provision does not affect the liability of any director for acts or omissions occurring prior to the date of adoption of this provision.

         In addition, the Delaware Business Corporation Law empowers our Board of Directors to grant indemnification to any officer or director except where it determines that:

      -  his or her acts were committed in bad faith;
      - his or her acts were the result of active and deliberate dishonesty and were material to the cause of action in dispute;
      - he or she personally gained in fact a financial profit or other advantage to which he was not legally entitled.

The Delaware Business Corporation Law also empowers our Board of Directors to advance to an officer or director the expenses of defending the claims upon receipt of his or her written agreement to repay any amount he or she is later determined not to be entitled to. Our bylaws have been amended to provide that we will advance expenses of defense to our officers and directors substantially to the full extent authorized by the Delaware Business Corporation Law. University Bank has a similar bylaw.

         The description of our indemnification provisions is subject to the detailed provisions of the Delaware Business Corporation Law and the Michigan Business Corporation Act.

         FDIC regulations impose limitations on indemnification payments which could restrict, in certain circumstances, payments by us or by University Bank to directors or officers otherwise permitted under the Delaware Business Corporation Law, the Michigan Business Corporation Act or the Michigan Banking Code.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons under the provisions discussed above or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

         The Company does not maintain insurance to indemnify its directors and officers. University Bank has purchased directors' and officers' liability insurance for directors and officers of the Bank.

                              PLAN OF DISTRIBUTION

SUMMARY

         The Company is offering to holders of record of our common stock at the close of business on July 31, 2001 (the "Record Date") the right to subscribe for and purchase shares of common stock at $1 per share. If all rights are exercised a total of 2,092,801 shares of common stock would be issued.

         Each shareholder will receive one right for every share they owned on July 31, 2001. With the rights, right holders are entitled to purchase one shares of common stock, upon surrendering one right accompanied by payment of $1 per share purchased. For example, a shareholder who owned 100 shares on the record date would be able to purchase up to 100 shares. Holders of less than 100 shares of common stock will also receive a non-transferable Step-up Privilege entitling each shareholder, along with the rights they receive, to purchase 100 shares of common stock for $1 per share. To illustrate, for a shareholder holding a total of between 1 and 100 shares, that shareholder will receive rights to purchase shares, as described in the preceding paragraph, plus a Step-Up Privilege to purchase additional shares, with the combination of the rights and the Step-Up Privilege totaling 100 shares. Thus, a shareholder owning 60 shares will receive 60 rights that would enable the purchase of 60 shares at $1 per share and will receive a Step-Up Privilege to purchase an additional 40 shares for $1 per share. A shareholder owning 10 shares will receive 10 rights enabling the purchase of 10 shares for $1 per share and a Step-Up Privilege to purchase an additional 90 shares for $1 per share.

         To the extent our shareholders do not choose to purchase some or all of the shares they are entitled to purchase, the shares will be offered to the other shareholders who purchased shares in the initial phase of the offering. To subscribe, you must complete and return to us the subscription agreement together with payment for the shares.


         Right holders must exercise their right to purchase by Wednesday, October 31, 2001. The subscription offer will expire at 5:00 P.M., New York time, on Wednesday, October 31, 2001. All subscriptions must be received by the Company before 5:00 p.m., Michigan (EST) time, on Wednesday, October 31, 2001.


         Although not required by Delaware or Michigan law or by our Articles of Incorporation, our Board of Directors has authorized this offering in order to permit existing shareholders with more than 100 shares to maintain their approximate proportionate interest in the outstanding common stock and to allow existing shareholders with less than 100 shares to purchase additional shares to become shareholders of at least 100 shares, thus increasing their proportionate interest in the outstanding common stock, to the disadvantage of shareholders with more than 100 shares.


         The offering price was established by the Board of Directors based on the recent market price of the common stock, the impact of this offering on the price of the common stock and the board's desire that the offering be attractive to shareholders. The offering price is a 50% discount from the NASDAQ Small-Cap Market closing price of $2.00 on August 8, 2001.

PAYMENT OF INTEREST ON SUBSCRIPTIONS AND OVER-SUBSCRIPTIONS

         Interest will be paid on amounts tendered for Subscriptions and Over-subscriptions from the time these amounts are received by the subscription agent through Wednesday, October 31, 2001 at 4.00%. Interest will be paid to Tuesday, October 30, 2001.

RIGHTS TO BE ISSUED

         Holders of common stock on the record date will receive one right with respect to each share of common stock held.

         Rights: Rights to subscribe are evidenced by transferable rights, each right evidencing the total number of rights to which the holder is entitled. Rights may be divided and transferred and rights may be combined at the office of the subscription agent.

         Expiration Date: The rights expire at 5:00 p.m., Michigan time, on Wednesday, October 31, 2001 (the "Expiration Date"). To subscribe, the rights and payment must be received by University Bancorp (the subscription agent), not later than 5:00 p.m., Michigan time, on Wednesday, October 31, 2001. Right holders who elect to send their rights to the subscription agent by mail should allow adequate time for actual receipt prior to the times specified above. Rights received by the subscription agent at the Office after 5:00 p.m., Michigan time, on the Expiration Date will not be accepted and will be returned except under the circumstances described under "Exercise and Payment".

BASIC AND STEP-UP PRIVILEGES

         Basic Subscription Privilege: Rights entitle the holders to subscribe at the Subscription Price for one share of common stock for each right issued. Fractional shares of common stock will not be issued.

         Step-up Privilege: A right evidencing fewer than 100 rights will entitle the holder who exercises a right, to subscribe, at the Subscription Price, for 100 shares of common stock without furnishing any additional rights. If, as a result of this Step-up Privilege, the common stock subscribed for by all persons exceed the total number of common stock offered, all or a portion of the subscriptions pursuant to this Step-up Privilege for the excess common stock may be cancelled on the basis as management shall determine in our sole discretion. The Step-up Privilege is available to holders of our common stock on the record date and is not transferable.

         No right may be divided in a way as to permit the holder to subscribe to a greater number of shares of common stock than the number to which the Right originally entitled its holder, except that a bank, trust company, securities dealer or broker which holds common stock on the record date for more than one beneficial owner may, upon proper showing to the Subscription Agent, exchange its right on the same basis as if the beneficial owners were record holders on the record date. The Company reserves the right to deny any division of rights which could result in rights which are not exact multiples of 100 rights, where the result in our opinion would be inconsistent with the intent of the Step-up Privilege.

OVER-SUBSCRIPTION PRIVILEGE

         A holder who exercises his right may oversubscribe at the Subscription Price, subject to the allotment described below, for any number of additional shares of common stock.

         Common stock will be available for purchase pursuant to the Over-subscription Privilege to the extent that the maximum of 2,092,801 shares of common stock is not subscribed for through the exercise of rights, including the exercise of the Step-up Privilege, by the Expiration Date. If the common stock so available are not sufficient to satisfy all subscriptions pursuant to the Over-subscription Privilege, the available common stock will be allocated pro rata among the holders of rights who exercise the Over-subscription Privilege based upon the proportion that the number of rights exercised by each holder of rights who exercises his Over-subscription Privilege bears to the aggregate number of rights exercised by all holders of rights who exercise their Over-subscription Privilege.

EXERCISE AND PAYMENT

     Shareholders with questions on subscribing should contact Stephen Lange Ranzini, our information agent, at telephone number (734) 741-5858 extension 226, by fax at (734)741-5859 or by email at ranzini@university-bank.com.


         Rights to subscribe may be exercised by filling in and signing the subscription form on the right and returning the right together with payment in full for all common stock subscribed, to the subscription agent at:

                  University Bancorp
                  Attn: Stephen Lange Ranzini
                  959 Maiden Lane,
                  Ann Arbor, Michigan 48105

         Payment in full of the Subscription Price must be received at the above office of the subscription agent not later than 5:00 P.M., Michigan time, on October 31, 2001. Except in cases of satisfactory late delivery of rights provided for in the next paragraph, the rights being exercised must accompany this payment. Checks or money orders should be made payable to `UNIVERSITY BANCORP'. Please refer to the above paragraph regarding "Payment of Interest on Subscriptions and Over-subscriptions".

         If prior to the Expiration Date the subscription agent has received the full Subscription Price, together with a written or telefaxed guarantee (use fax number (734) 741-5859) from a bank, trust company or a member of the NYSE, other national securities exchange or the National Association of Securities Dealers, Inc. that states either:

         - Rights with respect to the common stock subscribed for have been mailed to the subscription agent, or;

         - Rights will be delivered to the subscription agent prior to 3:00 P.M., Michigan time, on Monday, November 5, 2001;

The subscription will be accepted subject to receipt of the properly exercised rights. Common stock certificates will be dated and authenticated as of November 5, 2001.

         All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any subscription (including any subscription pursuant to the Step-up or Over-subscription Privilege) will be determined by management, in its sole discretion, and its decisions shall be final and binding. The Company reserves the absolute right to reject any subscription, including any subscription pursuant to the Over-subscription Privilege, if the subscription is not in proper form or if the acceptance could, in the opinion of our counsel, be deemed unlawful. The Company also reserves the right to waive any defect with regard to any particular subscription. Neither the Company nor the subscription agent shall be under any duty to give notification of any defects or irregularities in subscriptions, nor shall either incur any liability for failure to give any notification. In the event a subscriber delivers to the subscription agent a right or rights for more rights than required for the shares of common stock for which the subscriber seeks to subscribe and does not instruct the subscription agent what to do with the balance of the excess rights, no right shall be issued for the extra amount.


         Purchase and Sale of Rights: Rights may be sold through the usual investment channels, including banks and brokers, however Rights may be only purchased by or transferred to bona fide residents of the state of Michigan. While rights may be traded on the NASDAQ Small-Cap Market or OTC Bulletin Board, there can be no assurance of the extent, if any, that trading will take place or how long it will continue.



FEDERAL INCOME TAX CONSEQUENCES OF THE SUBSCRIPTION OFFER


         The following section describes the material United States Federal income tax consequences of the rights offering and is the opinion of L.R. Sowell and Associates PLLC, counsel to University Bancorp, Inc.


         General: For federal income tax purposes, neither the distribution of the rights to holders of our common stock nor the purchase of shares of common stock by the exercise of the Basic Subscription Privilege, Step-up Privilege, Fractional Step-up Privilege or Over-subscription Privilege will result in taxable income to holders of the common stock or to us. If the rights received by a holder of common stock are not exercised or sold but are allowed to expire, no loss will be allowed to the holder and adjustment will be made to the tax basis of the common stock held by the holder. If rights are purchased and are allowed to expire, there will be a loss equal to the tax basis of the rights in the hands of the purchaser. The loss will be a capital loss, long- or short term, depending upon the holding period of the rights, if the rights are a capital asset in the hands of the holder.

         Tax Consequences of Exercise of the Rights: If the rights distributed to a holder of common stock or held by a purchaser are exercised, the tax basis of the common stock acquired will be equal to the Subscription Price plus the tax basis in the rights, if any, calculated in the manner described below, and the holding period for the common stock will commence on the date the rights are exercised.

         Tax Consequences of Sale of the Rights: If the rights distributed to a holder of common stock or held by a purchaser are sold, gain or loss will be realized on the sale, equal to the difference between the sale proceeds and the seller's tax basis, if any, in the rights calculated upon the sale of rights distributed to a holder of common stock calculated in the manner described below. Any gain or loss realized upon the sale of rights distributed to a holder of common stock will be capital gain or loss if the common stock is a capital asset in the hands of the holder, and for purposes of determining whether the capital gain is long- or short-term, the holding period of the rights will be deemed to have commenced on the same date as the holding period of the related common stock. Any gain or loss realized on the sale of rights previously acquired by purchase will be a capital gain or loss, long- or short-term depending on the holding period of the rights, if the rights are a capital asset in the hands of the seller.

         Basis in Rights: In the case of a holder of common stock who exercises or sells the rights distributed to her or him by us, the determination of the tax basis in the rights depends on their fair market value upon distribution. It is anticipated that the fair market value of the rights distributed to each holder of common stock could be less than 15% of the fair market value of the common stock held by the holder. In that event, the tax basis of the rights will be zero. Any holder may, however, elect to allocate to the rights part of the tax basis of the related common stock in the same proportion which the fair market value of the rights so received bears to the total of the fair market fair of the common stock and the fair market value of the rights. Any election, if made, must be filed with the federal income tax return for the taxable year in which the rights are received. In the event that the fair market value of the rights distributed to a holder of common stock is 15% or more of the fair market value of the common stock held by the holder (which is likely), the rights will have a tax basis calculated in the manner set forth above. For purposes of allocating tax basis between the rights and the related common stock, the respective fair market values are determined as of the date the rights are distributed.

         In the case of a purchaser of rights who exercises or sells rights acquired by him, the tax basis of the rights will be equal to the purchase price paid.

         Holders of common stock are advised to consult their own tax advisors as to the federal income tax consequences of the subscription offer to them and as to the tax consequences of the subscription offer under applicable state, local and foreign laws.


RESTRICTIONS ON CERTAIN HOLDERS OF COMMON STOCK

         In order to comply with securities laws of the States of Florida and Texas, this offering is not being made to persons residing in those states who are not holders of record of common stock on the record date. In addition, any transfer of rights to residents of these states who were not holders of record of common stock on the record date will not entitle those residents to exercise the rights provided by these rights.

                                LEGAL PROCEEDINGS

         Other than the following, we have no outstanding disputes or threatened litigation which is of a material nature:

         In November 1999, the Bank sold its shares in Varsity Mortgage, LLC to Paramount Bank of Farmington Hills, Michigan. Paramount purchased Varsity for $10 and assumed all assets and liabilities of Varsity at the time of sale. Subsequent to the sale, Varsity experienced management problems and a further drop in its business. Paramount also discovered some accounting errors of approximately $30,000 (although there may be offsetting accounting errors), which were not revealed after certain due diligence procedures were performed by an external accounting firm shortly after the sale. On May 19, 2000, Paramount Bank filed a complaint (Case No. 00-023299-CK) in Oakland County Circuit Court against University Bank and two of its former officers. On December 14, 2000, the parties settled the suit. Total expense to defend and settle the lawsuit was $35,000 and $25,000, respectively, most of which was incurred in the fourth quarter of 2000.

         Management believes there is currently no other litigation threatened in which we face potential loss or exposure which will materially affect shareholders' equity or our business or financial condition.


                                  LEGAL MATTERS

         The validity of the common stock offered hereby will be passed upon by Lewis & Munday PC, 1300 First National Building, 660 Woodward Avenue, Detroit, Michigan 48226. Special Counsel L.R. Sowell & Associates PLLC provided an Opinion related to the material federal income tax consequences of the Offering.

                                     EXPERTS


         The consolidated financial statements of University Bancorp, Inc. as of December 31, 2000 and for the year ended December 31, 2000 included in the 2000 Annual Report on Form 10-K have been incorporated by reference in this registration statement in reliance upon the audit report of Grant Thornton LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing. The Grant Thornton audit report references the financial statements of Midwest Loan Services, Inc. as of December 31, 2000 and for the two years ended December 31, 2000 included in the 2000 Annual Report on Form 10-K which has been incorporated by reference in this registration statement in reliance upon the report of Richard C. Woodbury, PC, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.


         The consolidated financial statements of University Bancorp, Inc. as of December 31, 1999 and for the two years ended December 31, 1999 included in the 1999 Annual Report on Form 10-K have been incorporated by reference in this registration statement in reliance upon the report of Crowe, Chizek and Company LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.


                           FORWARD-LOOKING STATEMENTS

     This prospectus contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Reform Act of 1995, and are including this statement for purposes of these safe harbor provisions.
         The outcome of the events described in these forward-looking statements is subject to risks and actual results could differ materially. The sections entitled "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" contain a discussion of some of the factors that could contribute to those differences. The forward-looking statements reflect management's expectation or belief containing future events that involve risks and uncertainties. These statements relate to our future plans, objectives, expectations and intentions. These statements may be identified by the use of words including "believes," "expects," "may," "will," "should," "seeks," "pro forma," or "anticipates," and similar expressions. Among others, certain forward looking statements relate to the continued growth of various aspects of our community banking, mortgage banking and money management operations and the nature and adequacy of allowances for loan losses. We can give no assurance that the expectations reflected in our forward looking statements will prove to be correct. Various factors could cause results to differ materially from management's expectations.


                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934 and as a result file reports and other information with the Securities and Exchange Commission. Copies of these reports can be inspected at and copied at the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 606661, and Room 1400, 75 Park Place, New York, New York 10007. Copies of these materials can also be obtained at prescribed rates by writing to the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, the Company is required to file electronic versions of these documents with the Commission through the

Commission's Electronic Data Gathering, Analysis and Retrieval (EDGAR) system. The Commission maintains a World Wide Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

     The Company has filed a registration statement with the Commission in accordance with the provisions of the Securities Act. This prospectus does not contain all of the information set forth in the registration statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. For further information pertaining to the shares of common stock offered in this prospectus and for further information on us, reference is made to the registration statement, including the exhibits to the registration statement.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The Company incorporates by reference in this prospectus, the following documents of University Bancorp (File No. 0-16023) previously filed with the
Commission:

         - University Bancorp's Annual Report on Form 10-K for the year ended December 31, 2000.
         - University Bancorp's Annual Report on Form 10-K for the year ended December 31, 1999.
         - University Bancorp's Amended Annual Report on Form 10-K for the year ended December 31, 1999 (filed July 5, 2000).
         - University Bancorp's Amended Proxy Statement, dated May 24, 2001 in conjunction with its Annual Meeting of Stockholders to be held July 20, 2001.
         - University Bancorp's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001.

         The Company will provide each person who receives this prospectus (including beneficial owners) a copy of any or all of the information that has been incorporated by reference in this prospectus, but not delivered with the prospectus. The Company will provide this information (free-of-charge) upon written or oral request to:

                           Stephen Lange Ranzini, President
                           University Bancorp
                           959 Maiden Lane, Ann Arbor, Michigan 48105
                           Telephone Number: (734) 741-5858
                           Fax Number: (734) 741-5859
                           Email: ranzini@university-bank.com

         The Company files its annual (Form 10-K) and quarterly reports (Form 10-Q) with the Securities and Exchange Commission (SEC) on a regular basis. The Company also files proxy statements, and current reports (Form 8-K) as necessary. The public may read and copy any of these reports at:

                           SEC's Public Reference Room
                           450 Fifth Street N.W.
                           Washington, D.C.  20549
                           Telephone Number: (800) 732-0330

         The SEC also maintains an internet site that contains all information that the Company has filed electronically (reports, proxy, and other information). This information is available at: www.sec.gov.

You may rely on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. Neither the delivery of this prospectus nor sale of common stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy these shares of the common stock in any circumstances under which the offer or solicitation is unlawful.



================================================================================



TABLE OF CONTENTS               PAGE
-----------------               ----
Prospectus Summary................4
Risk Factors......................8
Use of Proceeds..................11
Dividend Policy..................11
Market for Common Stock..........12
Capitalization...................13
Dilution.........................14
Business.........................15
Selected Financial Data..........25
Management's Discussion
  and Analysis...................26
Recent Events....................44
Principal Shareholders...........55
Management.......................58
Certain Related Transactions.....61
Supervision and Regulation.......62
Description of Capital Stock.....71
Plan of Distribution.............74
Legal Proceedings................79
Legal Matters....................79
Experts..........................80
Forward-Looking Statements.......80
Available Information............80
Incorporation of Certain
  Documents by Reference.........81



                                2,092,801 SHARES
                                  COMMON STOCK
                                 PAR VALUE $.01







                           [UNIVERSITY BANCORP LOGO]






                            UNIVERSITY BANCORP, INC.



                             -----------------------

                                   Prospectus

                             -----------------------



                              Dated August 14, 2001










================================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The following table sets forth the estimated expenses in connection with the offering described in this registration statement:

Securities and Exchange Commission registration fee                                                    $    582
Blue Sky filing and counsel fees - California (est)                                                       3,250
Blue Sky filing and counsel fees - Colorado (est)                                                            75
Blue Sky filing and counsel fees - Florida (est)                                                          1,000
Blue Sky filing and counsel fees - Illinois (est)                                                           763
Blue Sky filing and counsel fees - Indiana (est)                                                            763
Blue Sky filing and counsel fees - Iowa (est)                                                             1,000
Blue Sky filing and counsel fees - Maryland (est)                                                         1,500
Blue Sky filing and counsel fees - Michigan (est)                                                         1,250
Blue Sky filing and counsel fees - Minnesota (est)                                                          300
Blue Sky filing and counsel fees - Missouri (est)                                                           813
Blue Sky filing and counsel fees - New York (est)                                                         3,200
Blue Sky filing and counsel fees - New Jersey (est)                                                           0
Blue Sky filing and counsel fees - Nevada (est)                                                           3,200
Blue Sky filing and counsel fees - Oklahoma (est)                                                             0
Blue Sky filing and counsel fees - Pennsylvania (est)                                                       500
Blue Sky filing and counsel fees - Texas (est)                                                            1,535
Blue Sky filing and counsel fees - Virginia (est)                                                           700
Blue Sky filing and counsel fees - Washington DC(est)                                                         0
Less: state exemptions (est)                                                                            -10,931
Printing registration statement, prospectus, and
  other documents                                                                                         2,500
Fees and expenses of subscription agent                                                                   1,000
Legal Fees                                                                                               15,000
Accounting Fees                                                                                          70,000
Miscellaneous expenses (including estimated
  interest payable in respect of early subscriptions)                                                     2,000
                                                                                                       --------
          Total                                                                                        $100,000
                                                                                                       ========


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Under the Delaware Business Corporation Law we may or shall, subject to various exceptions and limitations, indemnify our directors or officers and may purchase and maintain insurance therefor.

         We have included in our certificate of incorporation pursuant to the Delaware Business Corporation Law a provision eliminating the personal liability of directors and officers to us or our shareholders for damages for breach of duty. The principal effect of this provision in our certificate of incorporation is to eliminate potential monetary damage actions against any director for breach of his or her duties as a director unless a judgment or other final adjudication establishes that his or her acts or omissions were in bad faith; his or her acts or omissions involved intentional misconduct or a knowing violation of law; or he or she personally gained in fact a financial profit or other advantage to which he or she was not legally entitled. This provision does not affect the liability of any director for acts or omissions occurring prior to the date of adoption of this provision.

         In addition, the Delaware Business Corporation Law empowers a corporation to grant indemnification to any officer or director except where it is adjudged that his or her acts were committed in bad faith; or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated; or that he or she personally gained in fact a financial profit or other advantage to which he was not legally entitled. Also, the Delaware Business Corporation Law empowers a corporation to advance to an officer or director the expenses of defending any covered claim upon receipt of his or her written agreement to repay any amount he or she is later determined not to be entitled to. Our bylaws have been amended to provide that we advance expenses of defense to our officers and directors substantially to the full extent authorized by the Business Corporation Law.

         The above statement is subject to the detailed provisions of Sections of the Delaware Business Corporation Law. We do not maintain insurance to indemnify directors and officers.

ITEM 16. EXHIBITS.


         3.  Certificate of Incorporation and By-laws

                  3.1 Composite Certificate of Incorporation of the Company, as amended (on Form 10-Q for the quarter ended June 30, 1996).

                  3.1.1 Certificate of Amendment, dated June 10, 1998, of the Company's Certificate of Incorporation (incorporated by reference to Exhibit 3.1.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998).

                  3.2 Composite By-laws of the Company (incorporated by reference to Exhibit 3.2 to the Company's Annual Report on Form 10-K for the year ended December 31, 1989).

                  3.3 Certificate of the Series 3 6% Cumulative Convertible Preferred Stock (incorporated by reference to Exhibit 3.3 to the Company's Current Report on Form 8-K as of November 30, 2000).

         5. Opinion from Counsel

                  5.1 Legal Opinion of Lewis & Munday PC

                  5.2 Tax Opinion of L.R. Sowell & Associates, PLLC.

         10. Material Contracts

                  10.1 Loan Agreement and Promissory Note, dated December 31, 1997 issued to North Country Bank & Trust (incorporated by reference to
         Exhibit 10.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 1997).

                  10.2 University Bancorp, Inc. Employee Stock Ownership Plan (the "ESOP"), as amended November 27, 1990 (incorporated by reference to Exhibit 10.2 to the Company's Annual Report on Form 10-K for the year ended December 31, 1990).

                  10.2.1 Amendment to the ESOP, effective as of December 31, 1991 (incorporated by reference to Exhibit 10.2.A to the Company's Annual Report on Form 10-K for the year ended December 31, 1991).

                  10.3 University Bank 401(k) Profit Sharing Plan, adopted August 1, 1996, effective as of January 1, 1996 (incorporated by reference to Exhibit 10.3 to the Company's Annual Report on Form 10-K for the year ended December 31, 1996).

                  10.4 Letter regarding grant of options to outside directors, dated as of July 20, 1993 (incorporated by reference to Exhibit 10.6 to the Company's Annual Report on Form 10-K for the year ended December 31, 1993).

                  10.5 1995 Stock Plan of the Company (incorporated by reference to Exhibit A to the definitive Proxy Statement of the Company for 1996 Annual Meeting of Stockholders).

                  10.5.1 Form of Stock Option Agreement related to the 1995 Stock Plan, (incorporated by reference to Exhibit 10.7.1 to the Annual Report on Form 10-K for the year ended December 31, 1995).

                  10.6 Letter from Federal Reserve Bank of Minneapolis, dated December 1, 1989, (incorporated by reference to Exhibit 10.9 to the Company's Annual Report on Form 10-K for the year ended December 31,
         1989).

                  10.7 Lease Agreement (the "Cascade Lease Agreement") between RG Properties, Inc., as agent for Sault Associates, a Michigan Limited Partnership, and University Bank, dated September 30, 1992 (incorporated by reference to exhibit 10.9 to the Company's Annual Report on Form 10-K for the year ended December 31, 1992).

                  10.7.1 First Amendment to the Cascade Lease Agreement, dated January 5, 1993 (incorporated by reference exhibit 10.9.1 to the Company's Annual Report on Form 10-K for the year ended December 31,
         1992).

                  10.8 Federal Income Tax Allocation Agreement Between Newberry State Bank and Newberry Holding Inc., dated March 21, 1992 (incorporated by reference to Exhibit 10.11 to the Company's Annual Report on Form 10-K for the year ended December 31, 1991).

                  10.8.1 Federal Income Tax Allocation Agreement Between Newberry Holding Inc. and Newberry Bancorp, Inc., dated May 21, 1991 (incorporated by reference to Exhibit 10.11.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 1991).

                  10.9 Purchase and Sale Agreement, dated November 1, 1995, concerning Common Stock of Midwest Loan Services, Inc., among its shareholders and University Bank and Newberry Bancorp, Inc (incorporated by reference to Exhibit 10.16 of the Company's Annual Report on Form 10-K for the year ended December 31, 1995).

                  10.10 Equity Conversion Note Agreements, between various related parties and University Bancorp, Inc. (incorporated by reference to Exhibit 10.15 of the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999).

                           10.10.1 Equity Conversion Note Agreements, between
                  various related parties and University Bancorp, Inc. (incorporated by reference to Exhibit 10.10.1 of the Company's Annual Report on Form 10-K for the year ended December 31,
                  1999).

                  21.      Subsidiaries of Registrant

                  23.      Consent of Experts and Counsel

                           23.1 Consent of Grant Thornton LLP, independent
                  public accountants.

                           23.2 Consent of Crowe, Chizek and Company LLP,
                  independent public accountants.

                           23.3 Consent of L.R. Sowell & Associates, PLLC
                  and Consent of Lewis & Munday PC,is included in Exhibit 5 to this Registration.

                           23.4 Consent of Richard C. Woodbury, P.C.,
                  independent public accountants.


ITEM 17. UNDERTAKINGS.

                  The undersigned registrant hereby undertakes:

         1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                    i. To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

                   ii. To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

                  iii. To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to the information in the registration statement; provided, however, that the undertakings set forth in paragraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

         2) That, for the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement relating to the securities being offered, and the offering of these securities at the time shall be deemed to be the initial bona fide offering.

         3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         4) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions discussed in Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission this indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against these liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by any director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether the indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of the issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    UNIVERSITY BANCORP, INC.
                                    (Registrant)

                                    By:      /s/Stephen Lange Ranzini
                                             ------------------------
                                             Stephen Lange Ranzini, President


                                    Date:    August 14, 2001



Each person whose signature appears below hereby appoints Stephen Lange Ranzini, as his true and lawful attorneys-in-fact and agents, with full power of substitution, for him and in his name, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement filed by University Bancorp, Inc., and to file the same with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact and agents, may lawfully do or cause to be done by virtue hereof. In accordance with the requirements of the Securities Act of 1933, this Registration Statement was signed by the following persons in the capacities indicated on August 14, 2001.


         Pursuant to the requirements of the Securities Exchange Act of 1933, this registration statement has been signed below by the following persons on behalf of the registrant in the capacities and dates indicated.


Signature                                       Title                                    Date
---------                                       -----                                    ----
/s/Stephen Lange Ranzini                        Director, President,                     August 14, 2001
------------------------                        Chief Executive Officer
Stephen Lange Ranzini

/s/Joseph L. Ranzini                            Director, Secretary,                     August 14, 2001
--------------------                            Chairman
Joseph L. Ranzini

/s/Keith Brenner                                Director                                 August 14, 2001
----------------
Keith E. Brenner

/s/Robert Goldthorpe                            Director                                 August 14, 2001
--------------------
Robert Goldthorpe

/s/Dr. Joseph Lange Ranzini                     Director                                 August 14, 2001
---------------------------
Dr. Joseph Lange Ranzini

/s/Paul Lange Ranzini                           Director                                 August 14, 2001
---------------------
Paul Lange Ranzini

/s/Michael Talley                               Director                                 August 14, 2001
-----------------
Michael Talley

                                INDEX TO EXHIBITS

EXHIBIT NO.                     DESCRIPTION
-----------                     -----------
   5.1                          OPINION OF LEWIS & MUNDAY PC.
   5.2                          OPINION OF L.R. SOWELL & ASSOCIATES PLLC
  21                            SUBSIDIARIES OF REGISTRANT
  23.1                          CONSENT OF GRANT THORNTON LLP,
                                INDEPENDENT PUBLIC ACCOUNTANTS
  23.2                          CONSENT OF CROWE, CHIZEK AND
                                COMPANY LLP, INDEPENDENT PUBLIC
                                ACCOUNTANTS
  23.4                          CONSENT OF RICHARD C. WOODBURY, P.C.,
                                INDEPENDENT PUBLIC ACCOUNTANTS